OMB APPROVAL
                             OMB Number: 3235-0145
                           Expires: October 31, 2002
                            Estimated average burden
                           Hours per response...14.90

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                              VOYAGER GROUP, INC.
                                (Name of Issuer)
                    Common Stock par value $0.001 per share
                         (Title of Class of Securities)
                                  929-06K-206
                                 (CUSIP Number)
                                Peter Powderham
                              Voting Trust Company
                              6354 Corte Del Abeto
                                    Suite F
                           Carlsbad, California 92009
                                 (760)-6030999

                                with a copy to:

                                 Marvin Higbee
                              Voting Trust Company
                                   President
                              6354 Corte Del Abeto
                           Carlsbad, California 92009
                                 (760) 603-0999
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 17, 2001
            (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

                                  SCHEDULE 13D

CUSIP No. 929-06K-206
1.  NAME OF REPORTING PERSON  Voting trust Company, Inc.

     Peter Powderham
     IDENTIFICATION      IRS 33-0649562

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)X (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)

                    IN

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

     2(d) X  2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

NUMBER OF
SHARES         7. SOLE VOTING POWER     8,603,173
BENEFICIALLY
OWNED BY       8. SHARED VOTING POWER   25,809,520

EACH
REPORTING      9. SOLE DISOSPITIVE POWER     8,603,173
PERSON
WITH           10. SHARED DISOSPITIVE POWER  25,690,520

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    25,809,520

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    57%

14.  TYPE OF REPORTING PERSON (See Instructions)

                    IN

                                  SCHEDULE 13D

CUSIP No. 929-06K-206
1.  NAME OF REPORTING PERSON  Voting trust Company, Inc.

     Marvin Higbee
     IDENTIFICATION      IRS 33-0649562

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)X (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)

                    IN

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

     2(d) X  2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

NUMBER OF
SHARES         7. SOLE VOTING POWER     8,603,173
BENEFICIALLY
OWNED BY       8. SHARED VOTING POWER   25,809,520

EACH
REPORTING      9. SOLE DISOSPITIVE POWER     8,603,173
PERSON
WITH           10. SHARED DISOSPITIVE POWER  25,690,520

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    25,809,520

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    57%

14.  TYPE OF REPORTING PERSON (See Instructions)

                    IN

                                  SCHEDULE 13D

CUSIP No. 929-06K-206
1.  NAME OF REPORTING PERSON  Voting trust Company, Inc.

     Richard Higbee
     IDENTIFICATION      IRS 33-0649562

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)X (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)

                    IN

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

     2(d) X  2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

NUMBER OF
SHARES         7. SOLE VOTING POWER     8,603,173
BENEFICIALLY
OWNED BY       8. SHARED VOTING POWER   25,809,520

EACH
REPORTING      9. SOLE DISOSPITIVE POWER     8,603,173
PERSON
WITH           10. SHARED DISOSPITIVE POWER  25,690,520

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    25,809,520

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    57%

14.  TYPE OF REPORTING PERSON (See Instructions)

                    IN

                                  SCHEDULE 13D

CUSIP No. 929-06K-206
1.  NAME OF REPORTING PERSON  Voting trust Company, Inc.

     Peter Powderham
     IDENTIFICATION      IRS 33-0649562

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)X (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)

                    IN

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

     2(d) X  2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

NUMBER OF
SHARES         7. SOLE VOTING POWER     8,603,173
BENEFICIALLY
OWNED BY       8. SHARED VOTING POWER   25,809,520

EACH
REPORTING      9. SOLE DISOSPITIVE POWER     8,603,173
PERSON
WITH           10. SHARED DISOSPITIVE POWER  25,690,520

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    25,809,520

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    57%

14.  TYPE OF REPORTING PERSON (See Instructions)

                    IN

     A statement on Schedule 13G relating to the Common Stock (as defined below) was filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons (as defined below) on January 17, 2001.


Item 1. Security and Issuer.

     This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Voyager Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6354 Corte Del Abeto, Carlsbad, California 92009.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed by:

          (i) Voting Trust Company Inc., a Delaware company ("VTC").

          (ii) Marvin Higbee ("Marvin"), Trustee, president, Director of VTC

          (iii) Richard Higbee ("Richard"), Trustee, Vice President, Director of VTC

          (iv) Peter Powderham ("Peter"), Trustee, Secretary, Director of VTC,

     (b) The principal executive offices of VTC are located at 6354 Corte Del Abeto, Suite F, and Carlsbad, Califronia 92009.

     (c) The principal business of Voting Trust Company, Inc. VTC is a legal device that transfers the voting rights and securities to the VTC Trustees, Marvin Higbee, Richard Higbee, and Peter Powderham. The voting trustees have the exclusive ability to elect and remove directors, amend Voyager Group, Inc., by laws and take certain other actions, which would normally be within the power of stockholders of Voyager Group, Inc., held by the equity securities of the Issuer.

     During the last five years, none of the Reporting Persons, to the best knowledge of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The state of organization for VTC is Delaware, Marvin Higbee, and Richard Higbee, is citizen of the United States. Peter Powderham is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

     The Voting Trust agreements are designed, that in selecting successor Voting Trust Company Inc., Trustees, the trustees will attempt to select individuals who share a common vision with Voyager Group Inc. long term objects representing and reflect the financial and other interests of Voyager Group equity share holders and bring a balance perspective to the trustees as a whole.

     Effective Date of exchange January 17, 2001, officers directors, stockholders of Voyager Group Inc. exchanged Convertible Preferred Stock Series J voting rights and securities to the Voting Trust Company Inc. Trustees, Marvin Higbee, Richard Higbee and Peter Powderham.

     Voyager officer's directors and stockholders herein because of the exchange legally hold "Voting Trust Certificates retaining the right to direct the VTC Trustees on specified merger, business combinations, liquidations, sales of substantially all of the assets and specified amendments to the Certificate of Incorporation of Voyager Group Inc.

     The Voting Trust Company Inc. Trustees source of 57% control of the total outstanding voting rights exchanged Convertible preferred stock Series J for Voting Trust Certificates.

Item 4. Purpose of the Transaction.

     Voting Trust Company Trustees have total voting control of Voyager Group Inc. The VTC Trustees voting rights were acquired for the purpose or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. Please refer to attached hereto and hereby incorporated herein by reference.

     Accordingly, the VTC Trustees intend to evaluate strategic alternatives, including the overall fairness of the process implemented by the Issuer in that effort, and to evaluate the performance of the Common Stock, including but not limited to the continued analysis and assessment of the Issuer's business, assets, operations, financial condition, capital structure, management and prospects. Depending upon the Voyager Group Inc.'s financial condition, results of operations, future prospects and other factors which the VTC Trustees deem relevant, including but not limited to the commitment of the Issuer to the pursit of strategic alternatives designed to maximize shareholder value, the Reporting Persons may, among other things , seek to cause the Issuer to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination, acquire or dispose of additional securities of the Issuer and/or (vi) take such other actions as the VTC Trustees may determine.

     Other than as described above, the VTC Trustees have no plans or proposals which relate to or would result in (a) the acquisition by any person of aditional securities of the Issuer of the disposition of any such securities,
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charters, bylawas or instruments corresponding thereto or other actions which may impede the acquisiton of control of the Issuer by any person, (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act, or (j) any action similar to any of those enumerated in (a) through (j) above.

Item 5. Interest in Securities of the Issuer.

     (a) Voting Trust Company Inc. Trustees beneficially hold 25,809,520 voting rights of Preferred Stock Series J and are not presently converted into shares of Common Stock of the Voyager.

     Because of their relationship as affiliated entities, both the Voting Trust and Trustees are deemed to own beneficially both the Voting Trust Company voting rights. The three trustees as sole managing members of VTC and Voyager Group Inc. is deemd to own beneficially control VTC voting rights preferred stock series J and shall have sole voting power and investment power with respect to Living trusts owning Voting Trust Certificates please ref to Living Trust attached hereto as an exhibit.

     Peter Powderham disclaims ownership of the voting trust certificates representing preferred stock series J.

     Trustees of the Voting Trust company beneficially control 57% of the Issuer's Common Stock, which percentage is calculated based uupon (i) 46,253,941 total share of voting securities reported outstanding by the Issuer as of January 3, 2001, and (ii) that number of voting securities (25,809,520) and issue able upon the conversion of 117.316 Convertible Preferred Stock Series J. controlled by VTC Trustees.

Voting Trust Company Inc. Agreements.
According to the terms of the shareholder agreement shareholders of Voting Trust, Certificates are not publicly held or traded. Furthermore, all shares and the voting trust certificates are subject to a stockholders' agreements herein. The shareholders agreement, which is perpetual, limits the transfer of voting trust certificates to tother holders, family member, specified charities and foundations and the like. The agreement does not provide for registration rights or other contractual devices for forcing a public sale of the, voting trust certificates or other access to liquidity. The expiration of the stockholders' agreement occurs ninety business days after voting Trust Agreement expires. A ninety days expirations of Shareholders agreement is in order to permit an orderly transition from effective control by the voting trust trustees to direct control by the stockholders.

     Voting Trust Company Inc., Trustees Estate Tax repurchase Policy is a policy under which VTC will repurchase a portion of the shares offered by the estate of a deceased stockholder in order to generate funds for payment of estate taxes. The purchase price will be based on a valuation received from an investment banking or appraisal firm. Estate repurchases transactions are subject to applicable laws governing stock repurchases, board approval.

Voting Trust Company Inc. Trustees Valuation Policy

     VTC Trustees obtains, and make available to VTC voting trust certificates holders, annual valuations of our voting trust certificates. The policy provides that we will amke reasonable efforts to defend valuations we obtain, which are challenged in any tax or regulatory proceeding involving a stockholder (including an estate) that used the valuation and that was challenged on that use. The policy provides that we will not indemnify any stockholder against any judgment or settlement amounts or expenses specific to any individual stockholder airsing form the use of a valuation. VTC may amend or terminate this policy at any time.

Voting Trust Company Inc. Voting Trustee(s) Compensation

The voting trusts agreement provides that VTC trustees who is also beneficial owners of 1% or more of our stock are not entitled to compensation for their services as trustees. Trustees who are not beneficial owners of more than 1% of our outstanding stock may receive such compensation, upon approval of our Board. All VTC trustees are entitled to reimbursement for reasonable expenses and charges, which may be incurred in carrying out their duties as trustees.

Voting Trust Company Inc. Voting Trustee Indemnification

Voting Trust Agreement, the VTC trustees are not liable to us or to the holders of "Voting Trust Certificates" for any actions undertaken in there capacity as Trustee(s), except in cases of willful misconduct. The voting trust will indemnify the trustee(s) in respect of actions taken by them under the "Voting Trust Agreement" in their capacity as trustee, except in cases of willful misconduct.

VTC as permitted by Delaware law, have included in the Voting Trust Company, Inc. certificate of incorporation a provision to eliminate generally the personal liability of directors for monetary damages for breach or alleged breach of their fiduciary duties as directors. In addition, our by-laws provide that we are required to indemnify our officers and directors under a number of circumstances, including circumstances in which indemnification would otherwise be discretionary, and VTC is required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be granted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

The Voting Trust Company, Trustee(s) Mr. Marvin Higbee, Mr. Peter Powderham and Mr. Richard Higbee also presently officers and directors of Voyager Group Inc., collectively control

57% of the combined boting and investment power of Voyager Group Inc.

     Accordingly, Voting Trustee(s) acting fully or partially in concert are able to control the election of the Board of Directors of the company therefore controlling the direction and future operations of the Company without supporting vote of any other common shareholders, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of different class of securities.

     Number of voting rights as to which each such VTC Trustee has

     (i) Sole power to vote or direct the vote of (33 and a 1/3%) of the voting rights each VTC Trustee

     (ii) Shared sole voting power to vote or direct the vote: 25,809,520 voting rights of securities for each VTC Trustees

     (iii) Sole power to dispose or to direct the disposition: 8,603,173 voting right or each VTC Trustee;

     (iv) Shared power to dispose or to direct the disposition: 25,809,520 voting rights for each Trustee

     (c) VTC or Trustees have not affected any transactions in Common Stock directly or indirectly during the 60 days prior to the date of this Schedule 13D

     (d) Stockholders owning Voting Trust Certificates have the right to receive, dividens from, or the proceeds form the sle of, the 25,809,520 voting preferred securities or any other securities of the Issuer acquired by the VTC Trustees as described in Item 3

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The VTC agreements attached herein the Issuer has not granted to the stockholders of Voting Trust Certificates representing preferred series J shares registration rights, Except as described herein, to the best knowledge of the VTC Trustees, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Trustees or between the Trustees and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

     Amendment to Schedule I. At any time and from time to time, VTC Trustees may, in its sole discretion and without the consent of any holders of voting trusts certificates or other party hereto, amend Schedule I hereof and inserting the date of such amendment thereon. Peter Powderham shall therupon file or cause to be filed with the Commission a copy of this agreement, as so amended, as an attachment to an appropriate SEC Filing. Such Schedule I, as the same may be so amended from time to time, is hereby incorporated herein and made a part hereof.

     Additional Reporting Persons. Any subsidiary or other affiliate of VTC designated by VTC Trustees may become a party to this agreement by dating, executing and delivering to VTC a counterpart hereof. VTC shall file or casue to be filed with the Commission a copy of such counterpart as an attachment to an appropriate SEC Filing, whereupon such signatory shall be bound as, a Reporting Person for all purposes of this Agreement.

     Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California. tHis Agreementmay be executed simultaneously in one or more counterparts, each of which shall be deemed an origianl, but all of which together shall constitute one and the same instrument.

                             SIGNATURE PAGES FOLLOW

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement pursuant to the requirements of the Act as of the date first above written.

                           Voting Trust Company Inc.

                             By: /s/ Marvin Higbee
                                     Trustee, Director and President

                             By: /s/ Richard Higbee
                                     Trustee, Director and Vice President

                            By: /s/ Peter Powderham

                                    Trustee, Director Secretary
                                    Power of Attorney

Item 7. Material to be filed as Exhibits.

Exhibit Numbers  Description

7.1 Certificate of  Incorporation  and Voting Trust
Certificates  Designation of powers therein
Shareholder Agreement by and between
VTC and Convertible Preferred Stock Series J shareholders
The Voyager Group Inc. Designations of powers

7.2 Voyager Group Inc. Convertible Preferred Stock Series' Designations and powers

7.3  Descriptions
     Officers and Directors
     Voting Trust Company Trustees
     Material relationships and related party transactions
     Tables: Beneficial interest of Convertible preferred Stock Series J Beneficial interest in Voting Trust Certificates
     Convertible Preferred Stock Series J held by the Voting Trust Company for the benefit of:
     Convertible Preferred Stock Series J excluded from Voting Trust Company Beneficiaries of Convertible preferred stock Series J held therein by the Voting Trust Company - Trustees
     List of living trusts held for the benefit of

Incorporated by reference to the company Form 10-SB 12 G filed August 18, 2000

Exhibit Number      Description
2.1       Reorganization agreement by and between Voyager Internet.Com and
3.1       Restated Certificate of Incorporation Voyager Group Inc.
3.2       Amendments of Voyager By laws Indemnification of executives
3.3.1     Indemnification agreement Voyager Group Inc.
10.1 Stock Benefit Plan and therein stock options agreements, and stock appreciation rights agreements (when issued bases)
10.3.1    Convertible Preferred Stock Series J Designation of rights

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, VTC Trustees certify that the information set forth in this statement is true, complete and correct. Date January 25, 2001

                           Voting Trust Company Inc.

                             By: /s/ Marvin Higbee
                                     Trustee, Director and President

                             By: /s/ Richard Higbee
                                     Trustee, Director and Vice President

                            By: /s/ Peter Powderham

                                    Trustee, Director Secretary
                                    Power of Attorney

Signature.

Recitals

     One or more of the Reporting Persons may now or in the future be required to file statements or reports with the Securities and Exchange Commission (the "Commission") in respect of equity investments, pursuant to Section 13 and /or
Section 16 of the Act and the rules and regulations hereunder (each such statement or report, and "SEC Filing").

Agreements

     1. Joint Filing Agreement. The Reporting Persons hereby agree that any SEC filing (including, without limitation , any statement on Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5) filed with the Commission by any Reporting Person in respect of any Public Companyis, and any amendment thereto filed by any Reporting Person will be, filed on behalf of each Reporting Person SEC Filing or amendment.

     2. Power of Attorney. All VTC Trustee hereby constitutes and apoints Peter Powderham, and each of them, its or his true and lawful attorney-in-fact, with full powers of substitution and reconstituion, for it or him and in its or his name, place and stead, in any and all capacities, to sign any SEC Filing (including, without limitation, any statement on Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5) relating to any Public Company, and any and all amendments thereto, and to file the same, with exhibits thereto, and other document sin connection therewith, witht he Commission, granting unto Peter Powderham full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could od in person, hereby ratifying and confirming all the Peter Powderham or his or her substitue may lawfully do or cause to be done by virtue hereof.

     3. Amendment to Schedule 1. At any time and from time to time, VTC Trustees may, in its sole discretion and without the consent of any holders of voting trust certificates or other party hereto, amend Schedule I hereof and inserting the date of such amendment thereon. Peter Powderham shall thereupon file or casue to be filed with the Commission a copy fo this Agreement, as so amended, as an attachment to an appropriate SEC Filing, Such Schedule I, as the same may be so amended from time to time, is hereby incorporated herein and made a part hereof.

     4. Additional Reporting Persons. Any subsidiary or other affiliate of VTC designated by VTC Trustees may become a party to this Agreement by dating, executing and delivering to VTC a countrpart hereof. VTC shall file or cause to be filed iwth the Commission a copy of such counterpart as an attachment to an appropriate SEC Filing, whereupon such signatory shall be, and shall be bound as, a Reporting Person for all purposes of this Agreement.

     5. Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an origianl, but all of which together shall constitute the same instrument.

                             SIGNATURE PAGES FOLLOW

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement pursuant to the requirements of the Act as of the date first above written.



                           Voting Trust Company Inc.

                             By: /s/ Marvin Higbee
                                     Trustee, Director and President

                             By: /s/ Richard Higbee
                                     Trustee, Director and Vice President

                            By: /s/ Peter Powderham

                                    Trustee, Director Secretary
                                    Power of Attorney

                                                                     Exhibit 7.1


                          CERTIFICATE OF INCORPORATION
                                       OF
                           Voting Trust Company, Inc.



                                    ARTICLE I

         The name of this corporation is Voting Trust Company, Inc.

                                   ARTICLE II

         The address of the Corporation's registered office in the State of Delaware is 1013 Center Road, Wilmington, Delaware 19805, County of New Castle. The name of its registered agent at such address is CT Corporate System.

                                   ARTICLE III

         The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

                                   ARTICLE IV

         (A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares, which the Corporation is authorized to issue, is one Hundred Five Million (105,000,000) shares, each with a par value of $0.001 per share. Five Million (5,000,000) shares shall be Preferred Stock.

Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, within the limitations and restrictions stated in this Certificate of Incorporation, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon Preferred Stock and the number of shares constituting any such series and the designation thereof.

         (B) Pursuant to this Certificate of Incorporation the first series of Preferred stock shall be designated "Voting Trust Exchange Certificates"( VTEC ) consisting of Two Hundred Four (204) Voting Trust Exchange Certificates. The
(VTEC) Rights, Privileges, Preferences, Powers, Qualifications, Limitations & Restriction are as set forth below in this Article IV(B).

Voting Trust Exchange Certificates (VTEC) (VTEC ) as long as a "Voting Trust Agreement" (attached hereto and made a part of this Document) shall be in effect: Trustee(s) of the Voting Trust (the "Voting Trust") shall be the beneficial owners of exchanged Convertible Preferred Series J 1999 as amended (a copy is attached hereto exhibit hereto (J Shares) evidenced, by the Voting Trust Exchange Certificate(s);(ii) shall represent both the beneficial ownership of the number of (J Shares} specified thereon and the participation of such (J Shares) in the "Voting Trust"; and (iii) any transfer of (VTEC's) shall be deemed to effect a transfer of the (J Shares) represented thereby, and any transfer of (J Shares ) shall be deemed to effect a transfer of any "Voting Trust Certificate(s)" so represent.

         b. (J Shares) exchanged for (VTEC) will be subject to the "Voting Trust Agreement" as well as designations herein. The Corporation will not have the right to authorize the issuances of a New Preferred Series, whether treasury shares or newly issued common shares, in any way, to any (VTEC)transferee unless Board of Directors approves, subject to the beneficially owner of (J shares)
Certificate(s) of Incorporation, By-Laws, and to applicable law of the Corporation ("Voyager Group Inc., Transfer"). Any transferee who is already a (VTEC-Stockerholder's ) shall be bound by varies Agreements stated herein with respect to the (J shares) received in such " Voyager Group Inc.," Transfer. All other transferees who receive (J shares) in such a " Voyager Group Inc.," Transfer shall sign a "Confirming Document" pursuant to 2.4 hereof and thereby become (VTEC Stockerholder's). In the event a Voting Trust Agreement is no longer in effect but other Agreement remains in effect, it is possible that shares of Preferred Stock will be outstanding which are "J Shares" for purposes may not be subject to a Voting Trust Agreement and hence not represented by Voting Trust Certificate(s)so stated herein.

         2.0- EXCHANGE; REPRESENTATION- Valuation of Consideration. In the event of a deemed liquidation, Fair Market value of any (VTEC Certificate's) or (J-Shares)securities shall be valued as follows:

         (a) Securities not subject to investment letter or other similar restrictions on free marketability:

                  (1) If traded on a securities exchange or The NASDAQ Stock Market, the value shall be deemed the average of the closing prices of the securities on such exchange over the thirty-day period ending three (3) days prior to the closing;

                  (2) If actively traded over-the-counter, the value shall be deemed the average of the closing bid or sale prices (whichever is applicable) over the thirty-day period ending three (3) days prior to the closing; and

                  (3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Preferred Stock.

         (b) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in 2(c)the approximate fair market value thereof, as mutually determined by the Corporation and the holders of a majority of the voting power of all then outstanding shares of VTEC-Preferred Stock Certificates.

         2.1. RESTRICTIONS ON (VTEC Certificate's)-Transferability- No Transfers--except as explicitly permitted by the Voting Trust Agreement, no (VTEC Stockerholder's) shall, directly or indirectly, sell, assign, give, pledge or encumber or otherwise transfer (each a "Transfer"), to any person or entity, any (J Shares) (or any related Voting Trust Certificate's), during the term of any Voting Trust Agreement or amendments thereto.

         2.2. Permitted Transfers; Permitted Transferees. (a) So long as a (VTEC Stockerholder's) complies with the terms of a Voting Trust Agreement in its entirety, such (VTEC-Stockerholder's) may:

         (i) Transfer (J Shares) (together with any related Voting Trust Exchange Certificate's) to the spouse or ex-spouse if the Transfer is pursuant to a marital dissolution order, any lineal ancestor, any lineal descendant or any adopted child (or a spouse of any of the foregoing) of such (VTEC Stockerholder's) (each a "Related Party"), or if such (VTEC-Stockerholder's) is a trustee, to a Related Party of such trust's grantor;

         (ii) Transfer Shares (together with any related Voting Trust Exchange Certificate's) to any lineal descendant or adopted child of, or any lineal descendent or adopted child of such lineal descendent or adopted child of, any of such (VTEC-Stockerholder's Related Parties) (for example, a stepchild of a (VTEC-Stockerholder's) (collectively, "Other Related Parties");

         (iii) Transfer Shares (together with any related Voting Trust Exchange Certificate's) to a trust of which there are no beneficiaries other than such (VTEC-Stockerholder's) (the grantor), Related Parties of such (VTEC-Stockerholder's) or other Related Parties of such (VTEC-Stockerholder's), provided that the (VTEC-Stockerholder's) or the beneficiaries or the Trustee(s)(s) of such a Trust have the power to act with respect to the Trust's Assets without obtaining court approval;

         (iv) Transfer Shares (together with any related Voting Trust Exchange Certificate's) to any charitable organization which qualifies under
         Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), including any transfer in Trust for the benefit of such organization, provided that such charitable organization is controlled by either such (VTEC-Stockerholder's), a Related Party of such
         (VTEC-Stockerholder's) or an other Related Party of such VTEC-Stockerholder's) ("control" here meaning majority representation by such persons on the Board of Directors--Trustee's) or comparable governing body of such organization) or has been approved by a majority of the members of the board of directors of the " Voyager Group Inc.," (the "Board") present at a meeting of the Board at which a quorum is present;

         (v) Transfer Shares (together with any related Voting Trust Exchange Certificate's) to (or in trust for the benefit of) Foundation, such as the Marvin Higher, Richard Higher, Peter Powder ham and John Southerland Community Federation-Life styles of the rich and famous and such other organizations which qualify under Section 501(c)(3) of the Code and have been approved as transferees prior to the time of Transfer by a majority of the members of the Board present at a meeting at which a quorum is present;

         (vi) Transfer Shares (together with any related Voting Trust Exchange Certificate's) to such VTEC-Stockerholder's) legal representative in the event such (VTEC-Stockerholder's) becomes incompetent;

         (vii) Transfer Shares (together with any related VTEC to another VTEC-Stockerholder's);

         (viii) Transfer Shares (together with any related (VTEC) to a partnership in which the only persons or entities who are permitted to be partners would otherwise be capable of receiving such (J Shares) directly in accordance with this Section 2.2(a);

         (ix) Transfer Shares (together with any related (Tec's)) to the Corporation or an entity owned or controlled by the Corporation; and

         (x) Transfer Shares (together with any related (Tec's) if such Transfer or transferee is approved prior to such Transfer by all of the members of the Board present at a meeting at which a quorum is present.

Any transfer made pursuant to this Section 2.2(a) is a "Permitted Transfer". Any persons or entities who are capable of receiving (J shares) in accordance with this Section 2.2(a) are referred to as "Permitted Transferees".

         a..1  Testamentary  Transfers of (J Shares)  (together with any related
VTEC's) from a VTEC-Stockerholder's estate, and Transfers of (J Shares) (together with any related (VTEC's) made by the legal representative of a deceased ( VTEC-Stockerholder's), shall be Permitted Transfers only if such Transfers would have been Permitted Transfers had they been made by such (VTEC-Stockerholder's) prior to his or her death.

         a.1.2- A Transfer of (J Shares) together with any related (VTEC's) shall only be a Permitted Transfer if made in compliance with the terms of Voting Trust Agreement in its entirety and with all state and federal securities laws. Any Transfer of ( J Shares) or any related (VTEC's) made in violation of such laws shall also constitute a violation of a Voting Trust Agreement.

         2.3. Prior Notification-- Any Transfer of (J-Shares) and any related (VTEC's) made pursuant to Voting Trust Agreements, other than a Transfer made pursuant to Section 2.8 hereof, shall require, at least five days prior to the desired effective date of the Transfer, the delivery to the "Corporation" evidence reasonably satisfactory to the "Corporation" that the Transfer is a Permitted Transfer with a Confirming Document (as hereinafter defined) executed by the proposed transferee.

         2.4. Transferee Bound---No Transfer of (J Shares) or of any related (VTEC's) other than Transfers to the "Corporation" or to a (VTEC-Stockerholder's) shall be effective unless the person or entity receiving such (J Shares ) together with any related (VTEC's) (the "Transferee"), executes an appropriate document (a "Confirming Document"), substantially in the form herein, confirming that the Transferee takes those (J Shares) and any related VTEC's) subject to all the terms and conditions of Voting Trust Agreements (and, if related (VTEC's) are transferred, the Voting Trust Agreement), without limitation.

         2.5 Confirming Document- The "Confirming Document" must be delivered to and approved by the "Corporation" prior to the Transfer of Shares (and any related (VTEC's)) to that Transferee. So long as the Transfer is otherwise made in accordance with the terms of Voting Trust Agreement, the " Corporation" shall not unreasonably withhold its approval of a proposed "Confirming Document". Upon approval of the Confirming Document (except for Confirming Documents executed pursuant to 2.6 hereof) and assuming completion of the underlying Transfer, the Transferee's signature on the Confirming Document shall constitute an execution of a counterpart of a Voting Trust Agreement, and such Transferee shall become a VTEC-Stockerholder's) signatory of Voting trust Agreement. Additionally, if the Voting Trust Agreement is still in effect and VTEC are so transferred, the " Corporation" shall, within ten days of such notification to the "Corporation to the Trustee's a copy of the Confirming Document attesting to the fact that the Transferee has become the VTEC-Stockerholder's) with respect to such transferred Shares (and the related VTEC's) and is so bound by a Voting Trust Agreement.

         2.6. Non-Conforming Transfers--The "Corporation"' Certificate's and amendments there to of Incorporation provides that any purported Transfer of (J Shares) to a Transferee who is not or who does not become a VTEC-Stockerholder's) pursuant to 2.4 hereof (a "Non-Conforming Transferee," and such transfer, a "Non-Conforming Transfer") shall be null and void. The "Corporation " shall not register, recognize or give effect to any such Non-Conforming Transfer, and the "Corporation" shall continue to recognize on its books and records the transferor of such (J Shares) as the holder thereof.

         2.7. Pledges of Stock. A VTEC-Stockerholder's and (J-Shares ) may pledge his or her Shares (together with any related VTEC's) to a commercial bank, savings and loan institution, brokerage firm or any other lender as security for any indebtedness of that VTEC-Stockerholder's) to that lender; provided, however, that prior to the pledge becoming effective, the lender must first execute and deliver to the "Corporation" an appropriate Confirming Document, pursuant to 2.4 hereof, which Confirming Document shall be subject to the "Corporation" approval as provided in 2.4 hereof.

         2.8. Stock Certificate's Legends--Each outstanding VTEC-Certificate's representing (J-Shares) (the "J Stock Certificate's) shall bear legends reading substantially as follows:

         The shares represented by this Certificate(s) were acquired for investment only and not for resale. They have not been registered for resale under the Securities Act of 1933 or any state securities laws. These shares may not be sold, transferred, pledged, or hypothecated unless first registered under such laws, or unless the Corporation has received evidence satisfactory to it that registration under such laws is not required.

         The (J shares) represented by this VTEC-Certificate's) are subject to restrictions on transfer and certain rights of the Corporation to Exchange the shares on the terms set forth in a VTEC's) agreement initially entered into as of October 25, 2000 among the Corporation and its VTEC-Stockerholder's), a copy of which may be obtained from the Corporation or from the holder of this VTEC' Certificates). No transfer of such shares will be made on the books of the Corporation unless accompanied by evidence of compliance with the terms of such Voting Trust Agreement.

The (J Series Certificate's) shall bear any additional legend, which may be appropriate for compliance with state securities or blue-sky laws. However, to the extent such (J-Shares) are subject to a Voting Trust Agreement, only the Trustee(s) shall hold such Certificate(s). VTEC Stockholder's) shall hold VTEC's)substantially in the form herein the Voting Trust Agreement with respect to (J-Share's), which are subject to a Voting Trust Agreement. Upon termination of the Voting Trust Agreement, the Trustee's) shall cause all VTEC
Certificate's) held by them to be cancelled and the Stockerholder(s) shall Stockerholder(s)with the "Corporation" any VTEC's then held for J Stock Certificate(s) representing that number of Shares formerly represented by the Voting Trust Certificate's held thereby and, as provided in the Voting Trust Agreement, will deliver them to the appropriate holders.

         2.9. Certain Involuntary Transfers-- A VTEC-Stockerholder(s) involuntarily transfers, directly or indirectly, any (J Shares ) or any related Voting Trust Certificate's for any reason (other than to a former spouse pursuant to a court order with respect to the dissolution of the marriage and the transfer is not to a Permitted Transferee, that transferor Stockerholder(s) (the "Transferor Stockerholder(s)") shall give written notice within 30 days after the involuntary transfer (a "Transferor's Notice") to the " Voyager Group Inc.,", with a copy to the Transferee, stating the fact that the involuntary transfer occurred, the reason therefore, the date of the transfer, the name and address of the Transferee, the terms of the transfer and the number of Shares (and any related VTEC Certificate's) acquired by the Transferee (the "Offered Securities"). An "involuntary transfer" includes a foreclosure upon or other seizure of Shares (together with any related Voting Trust Certificate(s)(s)) by a creditor of a VTEC-Stockerholder's), but does not include action under a pledge arrangement permitted under 2.6 of this Agreement.

         (b) For a period of 60 days after the date of receipt of the Transferor's Notice or, failing receipt of such notice, 60 days after the date the " Corporation" sends written notice to the Transferee that the transfer is an "involuntary Transfer" subject to Re-Exchange under this 2.8, the " Voting Trust Agreement have the irrevocable and exclusive option to buy all of the Offered Securities at the price provided for in subsection (d) of this Section 2.8; provided, however, that the " Corporation" may not Exchange any of the Offered Securities unless either:(i) the " Corporation" Exchanges all of the Offered Securities; or (ii) the Transferor Stockerholder(s) consents to the Exchange of less than all of the Offered Securities. The " Voyager Group Inc.,"' option is exercisable by delivery of a written notice to the Transferor VTEC-Stockerholder's) within 15 days after the date of the Transferor's Notice. The "Corporations"' rights are assignable, in whole or in part, by action of the Board.

         (c) If the Transferor's Notice is properly given, and if the " Corporation" does not exercise its option to Exchange the Offered Securities or does not Exchange all of the Offered Securities, then the involuntary transfer shall stand and the Offered Securities shall not be subject to any further right of Re-Exchange by the " Corporation", provided that the Transferee executes a Confirming Document which is subsequently approved by the "Corporation".

         (d) The Exchange price for the Offered Securities  Exchanged under this
2.8 shall be the appraised value of the (J-Shares) (with no separate value being attributable to any VTEC--Certificate's relating to such Shares) as of the most recent appraisal obtained by the "Corporation" if such appraisal is as of a date not more than eighteen months prior to the involuntary transfer, and if such an appraisal has not been obtained, the Exchange price for the Offered Securities shall be equal to the lower of the price which the involuntary Transferee offered to pay for the Offered Securities (such price represented either by consideration tendered or indebtedness repaid or cancelled) or the book value of the Shares (with no separate value being attributable to any Voting Trust Certificate(s)(s) relating to such Shares and with book value never to be deemed less than the par value of the Shares, even if the "Corporation" has a negative net worth) at the end of the preceding fiscal year of the "Corporation", as determined by the Chief Financial Officer of the " Voyager Group Inc.,".

         3.0. Tag-Along Rights in Significant Transactions. For a Ten year period beginning on the (if and when )Termination Date (as defined in 4.1), no VTEC--Stockerholder's may Transfer "J Shares" (or any related
VTEC--Certificate's) representing more than 10% of the then outstanding (J Shares) (such transferor Stockerholder(s), the "Selling Stockerholder(s)" to a third party other than a Permitted Transferee (a "Third Party"), unless the Selling VTEC--Stockerholder's shall give written notice to each other VTEC--Stockerholder's at least 20 days prior to such transaction and shall make all such arrangements as are necessary such that each other VTEC--Stockerholder's shall have the right to participate (a "Tag-Along Right") in such sale by selling the same percentage of such Stockerholder(s)'s Shares to the Third Party as the percentage of the aggregate number of Shares then owned by the Selling Stockerholder(s) to be sold by the Selling Stockerholder(s) for the same consideration per Share (with no separate consideration or value being attributable to any related Voting Trust Certificate(s)), and otherwise on the same terms as the Selling Stockerholder(s) sells its Shares (with no separate consideration or value being attributable to any related Voting Trust Certificate's). Such arrangements shall include the time and place of closing, closing deliveries and similar matters.

         4.0. REGISTRATION; EXCHANGE; REPRESENTATION --- No Entitlements. Nothing in this Agreement (a) entitles any VTEC--Stockerholder's) to obtain registration or qualification of any (J-Shares) (or any related VTEC-Certificate's) under the Securities Act of 1933 (the "Securities Act") or any state securities laws; (b) provides any VTEC--Stockerholder's with any right to have such VTEC--Stockerholder's (or any related Voting Trust Certificate's) or any portion thereof Exchanged or redeemed by any other party, it being understood that any estate tax policy of the " Corporation", which may be in place from time to time, contemplating, among other things, Re-Exchange by the " VTEC" of Shares from estates of deceased Stockerholder(s) to provide funds for payment of estate or similar taxes, will be a policy and will not create a binding obligation on the part of the " Voting Trust Company Inc.,"; or (c) entitles any Stockerholder(s) or family group to a position on, or a representative on, the " Voyager Group Inc.,"' Board of Directors, or to be represented as or by a Trustee(s).

         5.0-MISCELLANEOUS PROVISIONS--Term. The term of Voting Trust Agreements and amendments shall commence at the moment the Exchange is consummated (the "Effective Date") and shall terminate upon the earlier of. (a) the execution and delivery of a written agreement to that effect by the holders of record of at eighty percent of the (J-Shares) then outstanding (who shall, for this purpose, be deemed to be the holders of record of (J--Shares) to the extent such( J-Shares) are not subject to a Voting Trust Agreement and shall be the holders of record of Voting Trust Certificate(s)(s) relating to any Shares which are then subject to the Voting Trust Agreement) or (b) unless extended by agreement of the parties as contemplated by 4.5 hereof, the _____________ anniversary of the Effective Date (the first occurrence of either (a) or (b) being the "Termination Date"), provided that in either case 2.9 of this Agreement shall not terminate until the fifth anniversary of the Termination Date.

         6.0. Injunctive Relief. The parties acknowledge that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations imposed on them by VTEC-Certificates and Voting Trust Agreement and that, in the event of any such failure, an aggrieved person will be irreparably damaged and will not have an adequate remedy at law. Any such person shall, therefore, be entitled to injunctive relief, including specific performance, to enforce those obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties shall raise the defense that there exists an adequate remedy at law.

         7.0 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to a Voting Trust Agreement and their respective heirs, executors, administrators and permitted successors and assigns. A Voting Trust Agreement shall apply to, and all of the foregoing parties, heirs, executors, administrators and permitted successors and assigns shall be bound by a Voting Trust Agreement with respect to, any securities issued in respect of VTEC--Stockerholder's) for (J Shares) or any related Voting Trust Certificate(s) in connection with any transaction to the extent such securities are of the type that would be deposited with or retained by the Voting Trustee's under Article VIII or Article X of the Voting Trust Agreement as in effect on the date hereof (regardless of whether the Voting Trust Agreement is terminated or amended). Without limiting the foregoing, the parties intend for the obligations under a Voting Trust Agreement to survive the death of any party or other person, including any VTEC--Stockerholder's), Trustee's) or other person, and to be specifically enforceable against any deceased party's heirs, executors, administrators, representatives, successors or assigns to the fullest extent permitted by law (including, without limitation, California Probate Code Section.

         8.0. Governing Law. Regardless of the place of execution of a Voting Trust Agreement, the domicile or residence of any VTEC--Stockerholder's), the location of the principal executive office of the "Corporation", or any other fact or circumstance, a Voting Trust Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to conflicts of laws principles).

EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE STATE OF DELAWARE AND THE FEDERAL COURTS LOCATED IN THE STATE OF DELAWARE IN ANY ACTION, SUIT OR PROCEEDING ARISING IN CONNECTION WITH A Voting Trust Agreement, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES ANY OBJECTION
BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS PARAGRAPH AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION

TO THE JURISDICTION OF SUCH COURTS OR IN THE STATE OF DELAWARE OTHER THAN FOR SUCH PURPOSE. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY SUCH ACTION, SUIT OR PROCEEDING.

Service of process on a VTEC--Stockerholder's in any action arising out of or relating to the Voting Trust Agreement shall be effective if delivered to such VTEC--Stockerholder's in accordance with 4.8. These provisions reflect the overall objective of the Voting Trust Agreement to provide for the long-term, stable and consistent ownership and governance of the " Voyager Group Inc.".

         9.0. Amendment. Voting Trust Agreements may be amended (including, without limitation, an amendment extending its term generally or the duration of any of its particular provisions) only by an instrument in writing reciting that it is an amendment to a Voting Trust Agreement, and signed by the " Corporation" as approved by a majority of the Board at a meeting at which a quorum is present and by the holders of record of eighty percent of the outstanding (J- Shares) at the time of a Voting Trust Amendment (who shall, for this purpose, be deemed to be the holders of record of (J-Shares) to the extent the Voting Trust Agreement is no longer in effect and shall be the holders of record of VTEC--Certificate's to the extent the Voting Trust Agreement is then in effect.

         10. Filing; Inspection. The "Corporation" has cause a copy of the Voting Trust Agreement to be attached hereto and filed with the Secretary of the " Corporation" and kept with the records of the " Corporation". So long as this Agreement is in effect, the " Corporation" shall make a voting Trust Agreement available for inspection by any VTEC--Stockerholder's at the principal offices of the " Corporation".

         11 No Third Party Beneficiaries. A Voting Trust Agreement is for the benefit of its parties and their transferees who become bound by a Voting Trust Agreement, and is not intended for the benefit of any other person. Additional the Voting Trust Agreement attached hereto may be amended pursuant to 4.5 hereof in any manner without the consent of any other person who is not a party.

         12. Notices. All notices given pursuant to the Voting Trust Agreement shall be in writing and shall be deemed to have been duly given if sent by registered or certified mail, return receipt requested, by messenger, or by a nationally recognized overnight delivery " Voyager Group Inc.,", to the party or parties to be given such notice at the address set forth below. Notices to Stockerholder(s) shall be sent to the respective addresses specified by such parties on the signature pages to this Agreement, or in such other manner, as such, holders may have communicated in writing to the " Voyager Group Inc.,". Notices to the " Voyager Group Inc.," shall be addressed to:

                               Voyager Group Inc.

Alternatively, to such other address as the "Voting Trust Company Inc or Voyager Group Inc.," may have communicated in writing to the parties to a Voting Trust Agreement.

         13. Entire Agreement. The Voting Trust Agreement attached hereto contains all of the terms and conditions agreed upon by the parties relating to its subject matter, represents the final, complete and exclusive statement of the parties, and supersedes any and all prior agreements, negotiations, correspondence, understandings and communications of the parties, whether oral or written, including any Agreements by and among Stockerholder(s) (which is hereby deemed amended by consent of the holders of ( J Shares) as evidenced by the execution of the voting Trust Agreement attached hereto and made a part of this Document so as to terminate upon the effectiveness of said Voting Trust Agreement); provided that said Voting Trust Agreement does not supersede, and should be enforced in conjunction with, the Voting Trust Agreement and related Voting Trust Support Agreement, the Stock Stockerholder(s) Agreements, and the Merger Agreement.

         14. Counterparts. VTEC-Certificates and Voting Trust Agreements may be signed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute the same agreement. Additionally, the execution of a Confirming Document (other than those Confirming Documents executed pursuant to 2.6 hereof which shall not be deemed to constitute execution of a counterpart to the Voting Trust Agreement attached hereto until such time as the pledge becomes effective, when approved, shall constitute the execution of a counterpart herein, and the signatory thereof shall be benefited and obligated to the same extent as an original signatory hereto. Notwithstanding the foregoing, or any other duly authorized officer of the " Corporation" may execute the Voting Trust Agreement by providing an appropriate facsimile signature, and any counterpart or amendment hereto containing such facsimile signature shall for all purposes be deemed an original instrument duly executed by the "Corporation". In the event that such a facsimile signature is used, Marvin Higher, Richard Higher and Peter Powder ham or such other duly authorized officer shall execute, in original, a VTEC--Certificate's) attesting to the entry into the attached Voting Trust Agreement or any amendment hereto, which Certificate(s) shall list the names of all of the parties to this Agreement or amendment and shall be filed with the permanent records of the " Corporation".

         15. Validity of Provisions; Severability. Wherever possible, each provision of said Voting Trust Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

         16. Voting Trust Company Inc- CONFIRMING DOCUMENT is herein made a perment part of this Document.: a)The undersigned acknowledges and confirms that he, she or it agrees to be a party to and to be bound by, and hereby does become a party to and is bound by, (I) the VTEC-Stockerholder's Voting trust Agreement, dated as of 20000, among Voting Trust Company Inc, The Voyager Group Inc., and VTEC--Stockerholder(s) (ii) the Voting Trust Agreement, dated as of 2000, among Marvin Higbee, Richard Higbee, Peter Powderham, as Voting Trustees), and VTEC-Stockerholder(s) of Voyager Group Inc.,", as each Voting Trust Agreement and Shareholders agreement may be amended from time to time. The undersigned further acknowledges and confirms that any and all (J-Shares) which he, she or it may hold at this time or acquire in the future shall be subject to all of the terms and conditions of the VTEC-Stockerholder(s)' Preferred Designations herein and the Voting Trust Agreement, including, without limitation, the transfer restrictions and legend requirements contained in the VTEC-Stockerholders
Preferred   Designations  and  the  (J-Share)  Deposit  and  Voting  limitations contained in the Voting Trust Agreement. This document is intended to be a "Confirming Document" within the meaning of 2.4 of the VTEC-Stockerholder(s).

                                    ARTICLE V

         The number of directors of the Corporation shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the Board of Directors.

                                   ARTICLE VI

         In the election of directors, each holder of shares of any class or series of capital stock of the Corporation shall be entitled to one vote for each share held.

                                   ARTICLE VII

         No action shall be taken by the stockholders of the Corporation other than at an annual or special meeting of the stockholders, upon due notice and in accordance with the provisions of the Corporation's bylaws.

                                  ARTICLE VIII

         The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                                   ARTICLE IX

         The Board of Directors of the Corporation is expressly authorized to make, alter or repeal bylaws of the Corporation.

                                    ARTICLE X

         Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

                                   ARTICLE XI

         The Corporation shall have perpetual existence.


                                   ARTICLE XII

           To the fullest  extent  permitted by the General  Corporation  Law of
Delaware, as the same may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

If the General Corporation Law of Delaware is hereafter amended to authorize, with the approval of a corporation's stockholders, further reductions in the liability of a corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the General Corporation Law of Delaware, as so amended.

           Any  repeal  or  modification  of the  foregoing  provisions  of this
Article XII shall not adversely affect any right or protection of a director of the Corporation with respect to any acts or omissions of such director occurring prior to such repeal or modification.

                                  ARTICLE XIII

           To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which Delaware law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of Delaware, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to a corporation, its stockholders, and others.

           Any repeal or modification of any of the foregoing provisions of this
Article XIII shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or commissions of such director, officer or agent occurring prior to such repeal or modification.


         This Corporation's Board of Directors and stockholders in accordance with the applicable provisions of Section 228, 242 and 245 of the General Corporation Law of the State of Delaware, have duly adopted the foregoing Certificate of Incorporation.

         Executed at XX on the ____ day of ___________, 2000.


                                    ----------------------------------
                                    President- Marvin Higbee


                                    ----------------------------------
                                    Secretary- Peter Powerham

Made a part of Voting Trust Company, Inc. Incorporation.
The Voyager Group Inc
Convertible Preferred Stock Series J
Secretary of the State of the State of Delaware
File Number: Date Filed May 17,00 file Number: # 246-8-058.


                              The Voyager Group Inc

Convertible Preferred Stock Series J & Royalty Certificates -Designation of Rights, Privileges, Preferences, Powers, Qualifications, Limitations & Restrictions of Convertible Preferred Stock Series J - 1999 & Royalty Certificates.

Pursuant to the provisions of Sections 151 of the Delaware General Corporate laws, the undersigned corporation hereby adopts the following Designation of Rights, Privileges, Preferences, Powers, Qualifications, Limitations & Restriction of the Convertible Preferred Series"J"-1999, & Royalty Certificates


{The Designations}

                                     FIRST:

                                              The name of the corporation is
                                              Voyager Group Inc.

                                     SECOND:

The following resolution established a Convertible Preferred Stock Series J - 1999 (hereinafter referred to as "J") consisting of One Hundred Shares, Par Value $0.001, & Royalty Certificates consisting of four percent of the total gross sales recorded by the company and duly adopted by the Board of Directors and majority shareholders of the corporation on May 1, 2000 in accordance with the Delaware General Corporate Law:

RESOLVED, The Board of Directors and majority shareholders has hereby created a Convertible stock designated as the "Convertible Preferred Stock Series J - 1999" consisting of one thousand shares, par value- $0.001, and Royalty Certificates with the following Powers, Preferences, Rights, Qualifications herein.


{DESIGNATION}

1.  LIQUIDATION

In the event of any voluntary or involuntary or liquidation's (whether complete of partial), dissolution, or winding up of the corporation, the holders of series "J" shares shall be entitled to be paid out of the assets of the corporation available for distribution to its shareholders, whether from Capital, Surplus or Earnings, an amount in cash equal to the net book value of the corporation on the date of liquidation, plus all unpaid dividends, whether or not previously declared, accrued thereon to the date of final distribution. Know distribution shall be made of any common stock, convertible preferred stock AA 1996 or any other series of preferred stock of the corporation by reason of any voluntary or involuntary liquidation (whether complete or partial), dissolution or winding up of the corporation unless each holder of series "J" shall have received all amounts to which such series "J" holders shall be entitled under this subsection 1.01.

If on any liquidation (whether complete or partial), dissolution or winding up of the assets of the corporation available for distribution to holders of series "J" shall be sufficient to pay the holders of outstanding series "J" the full amount to which they otherwise would be entitled under section 1.01, the assets of the corporation available for distribution to holders of series "J" shall be distributed to them on the basis of the number of shares of series "J" stock held by each such holder;

Certain Acquisitions.

Demand Liquidation. For the purposes of this Section 1.03 a liquidation, dissolution or winding up of the corporation shall be deemed to occur if the corporation shall (i) sell, convey or otherwise dispose of all or substantially all of its property or business or merge or consolidate with any other corporation (other than a wholly owned subsidiary corporation) where the stockholders of the corporation own less than fifty percent 50% of the voting power of the surviving entity after such merger or consolidation or (ii) effect any other transaction or series of related transaction in which more than fifty percent 50% of the voting power of the corporation is disposed of provided that this Section 1.03 shall not apply to merger effected solely for the purpose of changing domicile of the corporation.

         A. .Valuation of Consideration. In the event of a demand liquidation as described in Section 1.03(i) above if the consideration received by the corporation is other than cash its value will be deemed its fair market value.

Securities fair market value shall be subject to:

1.Securities not subject to investment letter or other similar restriction on free marketability:

2.If traded on a securities exchange or the NASDAQ stock market the value shall be the average of the closing prices of the securities on such exchange over the thirty-day period ending three (3) days prior to the closing;

3. If actively traded over the counter, the value shall be deemed to be the average of the closing bid or sale prices which ever is applicable over the thirty day period ending thirty days prior to he closing; and

4. If there is no active public market, the value shall be the fair market value there of, as mutually determined by the corporation and the holders of at least a majority of the voting of all then outstanding Series "J" preferred stock.

5. The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restricted arising solely by virtue of a stockholder's status as an affiliate or former affiliate shall make an appropriate discount from the market value determined as above is Section

To reflect the approximate fair market value thereof, as mutually determined by the corporation and the corporation and the holders of at least a majority of the voting power of all then outstanding shares of series "J" preferred stock.

C. Notice of transaction. The corporation shall give each holders of record series "J" Preferred stock written notice of such impending transaction not later than (10) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section
1.03 and the corporation shall hereinafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than then (10) days after the corporation has given the first notice provided for herein or sooner than five (5) days after the corporation has given notice of any material changes provided for herein.

Effect of Noncompliance. In the event the requirements of Section 1.03 are not complied with, the corporation shall forthwith either cause the closing of the transaction to be postponed until such requirement have been complied with or cancel such transaction, in which event the Rights, Preferences and Privileges of the holders of the "J" preferred stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 1 -103-1 hereof.2.VOTING RIGHTS

The holder of Series J" preferred STockshallhavetherightto220,000shareof common stock for one share of Series "J"preferred stock, which could be converted to common stock and with respect to such vote such preferred "J" holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock and are entitled notwithstanding any provisions thereof to of any stockholders' meeting in accordance with the by-laws of the corporation and shall be entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

2.02 The holders of series "J' preferred stock shall have the right to vote as a separate class of stock.

3.DIVIDENED PROVISIONS

J" series holders as a class is entitled to establish dividends, which shall be entitled to receive dividends, out of any assets legally available hereof, prior and in preference to any decoration of payment of any dividend (payable other than in Common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly additional shares of common stock of the corporation). Series "J" preferred stock is adjusted for any stock dividends combinations splits, re-capitalization and the like if declared by the Board of Directors. Such dividends shall be cumulative. In addition, in the event dividends are paid on any share of common stock, an additional dividend shall be paid with respect to all outstanding shares of "J" preferred stock in an amount equal per share if and when issued as converted basis to the amount paid or set aside for each share of common stock of the corporation whenever funds are legally available thereof when as and if declared by the Board of Directors.

4.REDEMTION.

4.01    The "J" series Preferred Stock is not redeemable.

5.CONVERSION OF "J" SERIES PREFERRED STOCK.

Holders of record of any series "J" shares shall have the rights, at there option, any time after issuance of said series, to convert each share of "J" series surrendering, their certificates' "J" series for converted corporate common stock, for which there is know charge into such number of fully paid and non-accessible common stock.

5.02  Series "J" "Conversion Rights" are as follows:

1.Series J" conversion ratio to common stock of the corporation is one "J" series for two hundred twenty thousand common shares.

2.Automatic Conversion. "J" Series preferred shall convert Converted to shares of common stock at the so stated conversion ration of common stock except as provided below in Section 6, the corporation's sale of its common stock in an underwritten public offering pursuant to a registration statement under the securities act of 1933, as amended (the "Securities Act "), the public offering price of which is not less than $10.00 per share (appropriately adjusted for any stock split, dividends, combination or other re-capitalization) and which results in gross cash proceeds in excess of $15,000,000 and (ii) the date specified by written consent or agreement of the holders of at least two thirds (2/3) have then outstanding shares of "J" series preferred stock voting as a class.

3.Mechanics of Conversion. Before any holder of series "J" shall be entitled to convert the same into shares of common stock, he shall surrender the certificate or certificates therefore, duly endorse at the office of the corporation or of any transfer agent for such series and shall give written notice to the corporation at its principal corporate office of the election to convert the same and shall state therein the name of names in which the certificate or certificates for shares of common stock are to be issued. If the conversion is in connection with an underwritten offering or securities registered pursuant to the Securities Act the conversion may at the option of any holder tendering such "J' series stock for conversion, be conditioned upon the closing with the underwriter of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive common stock upon conversion of such "J" series shall not be deemed to have converted such series "J" until immediately prior to the closing of such sale of securities. If the conversion is on connection with an underwritten offering of securities registered pursuant to the Securities Act the conversion may at the option of any holder tendering such Series "J" preferred stock for conversion be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering in which event the persons(s) entitled to receive common stock upon conversion of such Series "J" shall not be deemed to have converted such series "J" preferred stork until immediately prior to the closing of such sale of securities.

6.Conversion adjustments for splits and combination and other distribution of series "J" preferred.

Common stock splits:

1.Reverse common stock splits:
If number of shares of common stock outstanding at any time after purchase date of series "J" is decreased by a combination of the Series "J" preferred stock, the conversion ratio for each series "J" preferred shall remain the same so that the number of shares of common stock issued upon conversion of each share of series "J" shall increase in proportion to such decrease in outstanding common shares.

2.Forward stock splits:
If the number of shares of common stock outstanding at any time after purchase date of series "J" is increased by a combination conversion ration for each series "J" preferred shall be increased the same so that the number of shares of common stock issued on conversion of each share of such h series "J" shall increase in proportion to such increase in outstanding common shares.

Common Stock Equivalents
Means outstanding common stock or the determination of holders of common stock entitled to receive a dividend or other distribution payable in additional shares of common stock or other securities or rights convertible in additional shares of common stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly additional shares of common stock. Series "J" Preferred stock shall be entitled to a proportionate share of any such distribution.

Other distributions.
In the event, the corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the corporation or other person's assets excluding cash dividends or options or rights not referred to in this document the holders of series "J" preferred shall be entitled to a proportionate share of any such distribution.

7.KNOW IMPAIRMENT.

7.01 Corporation will not, by amendment of its certificate of Incorporation or through any reorganization, re-capitalization, transfer of assets, consolidation, merger dissolution issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the corporation, but will at all times in good faith assist in the carrying out of all the provisions of this document and in the taking of all such action as may be necessary or appropriate in order to protect the rights or Series "J" preferred sharers against impairment.

8.KNOW FRACTION SHARES AND CERTIFICATE AS TO ADJUSTMENTS.

Know fractional shares shall be issued upon the conversion of any share or shares of series "J" the number of shares of common stock to be issued shall be rounded to the nearest whole share.

The corporation shall upon the written request at any time of any holder of Series J" Preferred stock furnished or cause to be furnished to such holders a like certificate setting forth (a) such adjustments or readjustments,(b)the conversion ration for series "J" at the time in effect and the additional shares of common stock and the amount if any of other property which at the time would be received upon conversation of a share of series "J" preferred stock

9.RESERVATION OF STOCK ISSUSBLE UPON CONVERSION.

The corporation shall at all times reserve and keep available out of its authorized but un-issued shares of common stock, solely for the propose of effecting the conversion of the shares of the series "J" preferred stock such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series "J" preferred stock and if at any time the number of authorized but unissued shares of common stock shall be sufficient to effect the conversion of all then outstanding shares of such series "J" preferred stock in addition to such other remedies as shall be available to the holders of such preferred stock the corporation will take such corporate action as May in the option of its counsel be necessary to increase its authorized but unisssued shares of common stock to such number of shares as shall be sufficient for purposes of this document.

10.NOTICES.

Any notice required by the provisions of the Section 5 to be given to the holders of series "J" preferred stock shall be deemed given: (I)upon person delivery to the party to be notified; (ii) when sent by confirmed telex or facsimile as sent during normal business hours of the recipient; if not then on the next business day; (iii) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery with written verification of receipt; or (iv) five (5) days after having been deposited in the United States mail postage prepaid. All notices shall be addressed to each holder of record at his address appearing on the books of the corporation.

11.PROTECTIVE PROVISIONS

So long as at least one (1) shares of series "J" preferred stock is outstanding (as adjusted for stock splits, stock dividends combinations or re-capitalization's and the like), the corporation shall not without fist obtaining the approval (by vote or written consent, as provided by law) of the holders of at least two thirds (2/3) of then outstanding shares of Series "J" preferred stock, voting together as a class: authorize or issue, or obligate itself to issue any other equity security, including another security convertible into or exercisable of or any equity security having a preferences, over or being party with, the Series "J" with respect to voting dividends conversions or upon liquidation; effect a liquidation dissolution or winding up of the corporation or a transaction described in sections above; declare or pay any dividends to the holders of shares of common stock or other preferred stock; amend, alter or appeal the corporation's certificate of Incorporation or bylaws or take any other action, whether by merger consolidation or otherwise in manner that would alter or change the rights preferences or privileges of the shares of Series "J" preferred stock so as to affect adversely the shares of such class.

12.STATUS OF CONVERTED SERIES "J" PREFERRED STOCK.

In the event any shares of series "J" preferred stock pursuant to Section (5) Hereof, the shares so converted shall be retired and canceled and shall not be reissued by the corporation. The certificate incorporation or the corporation shall be appropriately amended to effect the corresponding reduction in the corporation has authorized capital stock. No shares of Series "J" preferred stock acquired by the corporation by reason or redemption, purchase or other wise shall be reissued.

13.SERIES "J" PREFFERED STOCK

The corporation shall be entitled to treat the person whose name any share of its series" J is registered as the owner thereof for all purposes and shall not be bound to recognizes any equity or other claim to or interest in, such series "J" the part of any other person, whether or not the corporation shall have thereof, except as expressly provided by applicable law.

14.PURSCHASERS OF SERIES "J" PREFERRED STOCK;
"INVESTORS RIGHTS AGREEMENT"

July 13, 1999-52% majority of the special meeting of shareholders adopted by a unanimously vote. Resolved: the company, purchaser and the parties thereto shall have executed and delivered the "Investor's Right's Agreement" to the secretary of the corporation attached as Exhibit A.

15.ROYALITY CERTIFICATES

Royalty Certificates are issued at the time of closing of Series "J" preferred stock to purchases. Only "Major Investors" meaning investors owning over 10 Series "J" preferred stock(or common stock issued upon conversion there of).

Royalty Certificate carries a "Right of Fist Offer" subject to the term conditions specified herein. The company hereby grants to each "Major Investor" as hereinafter-defined a "Right of First Offer" with respect to future sales by the company of its shares (as hereinafter defined). For purposes of this document and section 2.3 of the "Investors Right Agreement" a major investor shall mean any person who holds a least 10 shares of the preferred stock (or the common stock issued upon conversion thereof). For purpose of the document and section 2.3 of the above mentioned "Investor Rights Agreement" major investor who chooses to exercises the right of first offer may designate as purchasers under such, right it or its partners or affiliates in such proportions as it deems appropriate.

Each time the company proposes to offer any shares of or securities convertible into or exercisable for any shares of any class of its capital stock (shares), the company shall first make an offering of such shares to each "Major Investors" in accordance with the following provisions:

1.The company shall deliver a notice by certified mail or overnight courier (notice) to the major investors stating (i) its bona file intention to offer such shares, (ii) the number of shares to be offered and (iii) the price and terms, if any upon which it proposes to offer such shares.

2.Within 15 calendar days after delivery of the Notice, each "Major Investor" may elect to purchase or obtain, at the price and on the terms specified in the Notice, up to that portion of such shares which equals the proportion that the number of shares of common stock issued and held or issuable upon conversion and exercise of Series "J" preferred stock then held by such "Major Investors" bears to the total number of shares of common stock outstanding (assuming full conversion and exercise of all convertible or exercisable securities.

3.The company may, during the 60 day period following the expiration of the period provided in subsection 2.3(b) of "Investor Rights Agreement", offer the remaining unsubscribe portion of the shares to any person or persons at a price not less than, and upon the terms no more favorable to the offeree than those specified in the Notice. If the company dose not enter into a agreement for the sale of the shares within such period, or if such agreement is not consummated within 60 days of the execution thereof, the rights provided hereunder shall be deemed to be revived and such shares shall not be offered unless first re-offered to the "Major Investors" in accordance herewith.

4.The "Right of First Offer" shall not be applicable (i) to the issuance or sale of capital stock (or option thereof) to employees, consultants, officers or directors of the company pursuant to stock purchase or stock option plans or agreements approved by the Board of Directors of the company (including options granted prior to the date hereof), (ii) to the issuance of securities in connection with bona fide acquisition, mergers or similar transactions (iii) to the issuance of securities to financial institutions or leasers in connection with credit arrangements, equipment financing or similar transactions, (iv) sale of series "J" preferred stock and the common stock issued upon conversion of the Series "J" preferred stock (v) to the issuance of securities in a public offering of securities pursuant to a registration statement filed under the Securities Act (vi) to the issuance of securities pursuant to the conversion or exercise of options warrants notes or other rights to acquire securities of the company or (viii) to the issuance of securities pursuant to stock splits, stock dividends or like transactions.

B. Termination of "Rights to First Offer".

1.The convents set forth herein and section 2.3 of the "Investor Rights Agreement" shall terminate as to each "Major Investor" and be of no further force or effect (i) upon the consummation of a qualified IPO, or (ii) when the company shall (a) sell, convey, or otherwise dispose of all or substantially all of its property or business or merger or consolidate with any other corporation other than a wholly owned subsidiary corporation) where the stockholders of the company, own less than fifty percent (50%) of the voting of the surviving entity after such merger is consolidation or (b) effect any other transaction or series of related transaction in which more than fifty percent (50%) of the voting power of the company is disposed of provided that this subsection (ii) shall not apply to a merger affected exclusively for the purpose of changing the domicile of the company. 2.The convents set forth herein document and section 2.3 of "Investor Right Agreement" shall terminate as to each holder and be of no further force of effect when the company first becomes subject to the periodic reporting requirement of Section 13 or 15 (d) of the Exchange Act.

ROYALITY CERTIFICATE -PERPETUAL EXISTENCE-

Royalty Certificates represent a perpetual royalty payment of four percent 4% on or before the 15th of each month following the starting month when gross sales of the company exceeds one hundred twenty thousand per month. 1.Payment from the company to the royalty certificate holder hall begin on the 15th each month upon the company's total Company sales exceed one hundred twenty thousand per month. Gross sales for this purpose shall mean the entire selling price computed on a cash basis, of all products sold by the company.

2.Monthly payments received by royalty certificate holders shall remain binding for the corporate life of company and subsidiaries including but not limited to the reorganizations combinations, mergers herein.

17.ROYALITY CERTICATE PAYMENT NON-TERMINATION.

Neither the Board of Director of neither the company nor a majority of shareholders shall terminate this four (4%) Royalty Payment of the total gross sales recorded by the company.

17.02 The Royalty Certificate holders only may unilaterally, at any time terminates royalty payment or any singular section herein.

18.DEFAULT OF ROYALITY PAYMENT MONTHLY.

In any month that the company shall be in default of its Monthly payment to Royalty Certificate holders the company understands and agrees that the Royalty Certificate holders shall charge a penalty of 18% of the amount in default. Holders of Royalty Certificates can jointly take legal action if default is over 60 days past due.

19.ROYALITY CERTIFICATE HOLDER-LAW SUITE.

In the event the company should decide to bring lawsuit against royalty certificate holders. The Board of Director of the company or majority shareholders nor the officers of the company shall not stop the monthly payment from the company to the Royalty Certificate Holders herein during the course of the law suite. The Company's Royalty Payment monthly to Certificate holders must continue until the sooner of the time when judgment is determined in favor of the company or the parties settle the matter.

In witness whereof, the following Designation of Rights, Privileges, Preferences, Qualifications, Limitations & Restrictions of Convertible Preferred series "J" 1999 & Royalty Certificates the company has been executed this day May 1,2000.
THE VOYAGER GROUP INC
S/s/ Michael Johnson

Director

                                                                     Exhibit 7.2

                            STOCKHOLDER(S)' AGREEMENT

     THIS Stockholder(s)Agreement (this "Agreement") dated as of January 17, 2001 is among Voting Trust Company, Inc., a Delaware corporation (the "" VTC"), and those Stockholder(s) listed as signatories hereto (together with such additional signatories as may be deemed added from time to time pursuant to
Section 2.4 hereof, the "Stockholder(s)".

                                   RECITALS

     WHEREAS, the Stockholder(s) are all currently holders of shares of Voyager Group Inc-Preferred J stock, par value $0.001 (the "J Shares"), and are parties to this agreement restricting transfers of those Series J Convertible Preferred Shares;

     WHEREAS, each Stockholder(s) herein is party to this ("Stockholder(s) Agreement"), in which such Stockholder(s) has committed at the closing of the transactions contemplated thereby (the "Closing") to exchange (the "Exchange") shares of Series J Convertible Preferred Stock, par value $0.001 per share, of the "Voting Trust Company Inc" (the "Preferred Stock") specified in the Stockholder(s)Agreement. The Exchange shall be One J series Convertible Preferred for One Voting Trust Exchange Certificate entitling the record owner thereof to vote in elections of directors generally which are issued by the "Voting Trust Company Inc" during the life of this Agreement to any holder who is, by the terms of this Agreement or otherwise required to subject such Series J Preferred Convertible shares to this Agreement, the ( "J Shares");

     WHEREAS, each Stockholder(s) is, concurrently with the delivery of this Agreement, executing and delivering a voting trust agreement (the "Voting Trust Agreement") holders listed herein with Preferred J Series Stock immediately following the Closing will be subject, and pursuant to which all such Preferred Series J Stock specified in the Voting Trust Agreement will be represented by Voting Trust Exchange Certificate(s) (" Voting Trust Exchange Certificate (s)") for as long as the Voting Trust Agreement is in effect;

     WHEREAS, the Stockholder(s) and the "Voting Trust Company Inc" believe that, in addition to the rights, restrictions and obligations created by the Voting Trust Agreement with respect to the voting of shares of Preferred Series J Stock and the governance of the "Voting Trust Company Inc", additional rights, restrictions and obligations regarding the Shares, and the related Voting Trust Exchange Certificate (s), are reasonable and appropriate to provide for the long-term, stable and consistent ownership and governance of the "Voting Trust Company Inc", and are in the best interests of the "Voting Trust Company Inc" and the Stockholder(s);

     NOW,   THEREFORE,   in   consideration   of   the   premises   and  of  the
representations, warranties and agreements contained herein, the parties hereto agree as follows:

                             The Voting Trust Agreement
                                   ARTICLE I

     1.1. Preferred Series J Stock Shares ("J Shares"); "Voting Trust Exchange Certificate(s)". (a) So long as the "Voting Trust Agreement" is in effect: (i) "Trustee(s)" of the voting trust (the "Voting Trust") shall be the owners of record of all the J Shares; (ii) Stockholder(s) beneficial ownership of J Shares shall be evidenced, not by Certificate(s) of Preferred Stock, but by a Voting Trust Exchange Certificate (s); (iii) the Voting Trust Exchange Certificate(s) shall represent both the beneficial ownership of the number of J Shares specified thereon and the participation of such J Shares in the "Voting Trust"; and (iv) any transfer of "Voting Trust Exchange Certificate(s)" shall be deemed to effect a transfer of the J Shares represented thereby, and any transfer of J Shares shall be deemed to effect a transfer of any "Voting Trust Exchange Certificate(s)" so representing.


     (a) It is understood that immediately following the Closing, all J Shares then outstanding will be subject to the "Voting Trust Agreement" (as well as this Agreement). The "Voting Trust Company Inc" shall have the right to authorize the issuances New Preferred Series, whether treasury shares or newly issued common shares, in any way and to any transferee that the Board approves, subject to the beneficially owner of J shares "Voting Trust Company Inc"' Certificate(s) of Incorporation, By-Laws, and to applicable law a Voting Trust Company Inc "Transfer". Any transferee who is already a Stockholder(s) shall be bound by this Agreement with respect to the("J Shares ") received in such "Voting Trust Company Inc" Transfer. All other transferees who receive J shares in such a "Voting Trust Company Inc" Transfer shall sign a Confirming Document pursuant to Section 2.4 hereof and thereby become Stockholder(s). Following the Closing, in the event the Voting Trust Agreement is no longer in effect but this Agreement remains in effect, it is possible that shares of Preferred Stock will be issued or outstanding which are "J Shares" for purposes of this Agreement but are not subject to the Voting Trust Agreement and hence not represented by Voting Trust Exchange Certificate(s).

                                  ARTICLE II
                           RESTRICTIONS ON TRANSFER

     2.1. No Transfers. Except as explicitly permitted by this Agreement, no Stockholder(s) shall, directly or indirectly, sell, assign, give, pledge or encumber or otherwise transfer (each a "Transfer"), to any person or entity, any J Shares (or any related Voting Trust Exchange Certificate(s), during the term of this Agreement.

     2.2. Permitted Transfers; Permitted Transferees. (a) So long as a Stockholder(s) complies with the terms of this Agreement in its entirety, such Stockholder(s) may:

            (i) Transfer J Shares (together with any related Voting Trust Certificate(s)) to (A) the spouse or ex-spouse if the Transfer is pursuant to a marital dissolution order, any lineal ancestor, any lineal descendant or any adopted child or a spouse of any of the foregoing of such Stockholder(s) (each a "Related Party"), or (B) if such Stockholder(s) is a trust, to a Related Party of such trust's grantor;

     (ii) Transfer Shares (together with any related Voting Trust Certificate(s)) to (A) any lineal descendant or adopted child of, or (B) any lineal descendent or adopted child of such lineal descendent or adopted child of, any of such Stockholder(s)'s Related Parties for example, a stepchild of a Stockholder(s)collectively, "Other Related Parties";

            (iii) Transfer Shares (together with any related Voting Trust Certificate(s) to a trust of which there are no beneficiaries other than (A) such Stockholder(s) (the grantor), (B) Related Parties of such Stockholder(s) or(C) Other Related Parties of such Stockholder(s), provided that the Stockholder(s) or the beneficiaries or the trustee(s) of such a trust have the power to act with respect to the trust's assets without obtaining court approval;

            (iv) Transfer Shares together with any related Voting Trust Certificate(s) to any charitable organization which qualifies under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), including any transfer in trust for the benefit of such organization, provided that such charitable organization (A) is controlled by either such Stockholder(s),a Related Party of such Stockholder(s) or an Other Related Party of such Stockholder(s) "control" here meaning majority representation by such persons on the board of directors, trustee(s) or comparable governing body of such organization) or (B) has been approved by a majority of the members of the board of directors of the "Voting Trust Company Inc" (the "Board") present at a meeting of the Board at which a quorum is present;

            (v) Transfer Shares (together with any related Voting Trust Certificate(s)) to (or in trust for the benefit of) Foundation, the XX Community Federation-Life styles and such other public charitable organizations which (A) qualify under Section 501(c)(3) of the Code and (B) have been approved as transferees prior to the time of Transfer by a majority of the members of the Board present at a meeting at which a quorum is present;

     (vi)   Transfer   Shares   (together   with  any   related   Voting   Trust
Certificate(s)(s)) to such Stockholder's legal representative in the event such Stockholder(s) becomes incompetent;

            (vii) Transfer Shares (together with any related Voting Trust Certificate(s) to another Stockholder(s);

            (viii) Transfer Shares (together with any related Voting Trust Certificate(s) to a partnership in which the only persons or entities who are permitted to be partners would otherwise be capable of receiving such J Shares directly in accordance with this Section 2.2(a);

            (ix) Transfer Shares (together with any related Voting Trust Certificate(s) to the "Voting Trust Company Inc" or an entity owned or controlled by the "Voting Trust Company Inc"; and

            (x) Transfer Shares (together with any related Voting Trust Certificate(s)(s)) if such Transfer or transferee is approved prior to such Transfer by two-thirds of the members of the Board present at a meeting at which a quorum is present.

Any transfer made pursuant to this Section 2.2(a) is a "Permitted Transfer". Any persons or entities who are capable of receiving Shares in accordance with this
Section 2.2(a) are referred to as "Permitted Transferees".

(b) Testamentary Transfers of J Shares (together with any related - Voting Trust Exchange Certificate(s) from a Stockholder's estate, and Transfers of J Shares (together with any related Voting Trust Exchange Certificate(s) made by the legal representative of a deceased Stockholder(s), shall be Permitted Transfers only if such Transfers would have been Permitted Transfers had they been made by such Stockholder(s) prior to his or her death.

(c)      Notwithstanding Sections 2.2(a) and (b) hereof, a Transfer of
Shares (together with any related Voting Trust Exchange Certificate(s) shall only be a Permitted Transfer if made in compliance with the terms of this Agreement in its entirety and with all state and federal securities laws. Any Transfer of Shares or any related Voting Trust Exchange Certificate(s) made in violation of such laws shall also constitute a violation of this Agreement.

     2.3. Prior Notification. Any Transfer of J Shares and any related Voting Trust Certificate(s) made pursuant to this Agreement, other than a Transfer made pursuant to Section 2.8 hereof, shall require, at least five days prior to the desired effective date of the Transfer, the delivery to the "Voting Trust Company Inc" of evidence reasonably satisfactory to the "Voting Trust Company Inc" that the Transfer is a Permitted Transfer and a Confirming Document as hereinafter defined executed by the proposed transferee.

     2.4. Transferee Bound. Transfer of J Shares or of any related Voting Trust Exchange Certificate(s) other than Transfers to the "Voting Trust Company Inc" or to a Stockholder(s) shall be effective unless the person or entity receiving such J Shares together with any related Voting Trust Exchange Certificate(s)(the "Transferee"), executes an appropriate document (a "Confirming Document"), substantially in the form attached to this Agreement as Exhibit A, confirming that the Transferee takes those Shares and any related Voting Trust Exchange Certificate(s) subject to all the terms and conditions of this Agreement (and, if related Voting Trust Exchange Certificate(s) are transferred, the Voting Trust Agreement), without limitation. The Confirming Document must be delivered to and approved by the "Voting Trust Company Inc" prior to the Transfer of Shares (and any related Voting Trust Exchange Certificate(s) to that Transferee. So long as the Transfer is otherwise made in accordance with the terms of this Agreement, the "Voting Trust Company Inc" shall not unreasonably withhold its approval of a proposed Confirming Document. Upon approval of the Confirming
Document (except for Confirming Documents executed pursuant to Section 2.6 hereof) and assuming completion of the underlying Transfer, the Transferee's signature on the Confirming Document shall constitute an execution of a counterpart of this Agreement, and such Transferee shall become a Stockholder(s) signatory of this Agreement. Additionally, if the Voting Trust Agreement is still in effect and Voting Trust Exchange Certificate (s) were so transferred, the "Voting Trust Company Inc" shall, within ten days of such notification to the "Voting Trust Company Inc" deliver to the Trustee(s) a copy of the Confirming Document attesting to the fact that the Transferee has become the Stockholder(s) with respect to such transferred Shares (and the related Voting Trust Exchange Certificate(s) and is so bound by the Voting Trust Agreement.

     2.5. Non-Conforming Transfers. The "The Voting Trust Company Inc" Certificate(s) of Incorporation provides that any purported Transfer of Shares to a Transferee who is not or who does not become a Stockholder(s) pursuant to
Section 2.4 hereof a "Non-Conforming Transferee," and such transfer, a "Non-Conforming Transfer" shall be null and void. The "Voting Trust Company Inc" shall not register, recognize or give effect to any such Non-Conforming Transfer, and the "Voting Trust Company Inc" shall continue to recognize on its books and records the transferor of such Shares as the holder thereof.

     2.6. Pledges of Stock. A Stockholder(s) may pledge his or her Shares (together with any related Voting Trust Exchange Certificate(s) to a commercial bank, savings and loan institution, brokerage firm or any other lender as security for any indebtedness of that Stockholder(s) to that lender; provided, however, that prior to the pledge becoming effective, the lender must first execute and deliver to the "Voting Trust Company Inc" an appropriate Confirming Document, pursuant to Section 2.4 hereof, which Confirming Document shall be subject to the "Voting Trust Company Inc" approval as provided in Section 2.4 hereof.

     2.7.  Stock  Certificate(s)   Legends.   Each  outstanding   Certificate(s)
representing Shares the "Stock Certificate(s) shall bear legends reading substantially as follows:

     The shares represented by this Certificate(s) were acquired for investment only and not for resale. They have not been registered for resale under the Securities Act of 1933 or any state securities laws. These shares may not be sold, transferred, pledged, or hypothecated unless first registered under such laws, or unless the Corporation has received evidence satisfactory to it that registration under such laws is not required.

     The "J shares" represented by this Certificate(s) are subject to restrictions on transfer and certain rights of the Corporation to Exchange the shares on the terms set forth in a Stockholder(s)' Agreement initially entered into as of January 3, 2001 among the Corporation and its Stockholder(s), a copy of which may be obtained from the Corporation or from the holder of this Certificate(s). No transfer of such shares will be made on the books of the Corporation unless accompanied by evidence of compliance with the terms of such Stockholder(s)' Agreement.

The Stock Certificate(s) shall bear any additional legend, which may be appropriate for compliance with state securities or blue-sky laws. However, to the extent such Shares are subject to the Voting Trust Agreement, only the Trustee(s) shall hold such Certificate(s). Stockholder(s) shall hold Voting Trust Exchange Certificate (s) substantially in the form attached as Exhibit A to the Voting Trust Agreement with respect to Shares, which are subject to the Voting Trust Agreement. Upon termination of the Voting Trust Agreement, the Trustee(s) shall cause all Stock Certificate(s) held by them to be cancelled and the Stockholder(s) shall Stockholder(s)with the "Voting Trust Company Inc" any Voting Trust Exchange Certificate(s) then held for Stock Certificate(s)(s) representing that number of Shares formerly represented by the Voting Trust
Exchange Certificate(s) held thereby and, as provided in the Voting Trust Agreement, will deliver them to the appropriate holders.

     2.8. Certain Involuntary Transfers. (a) If a Stockholder(s) involuntarily transfers, directly or indirectly, any Shares or any related Voting Trust Exchange Certificate(s) for any reason (other than to a former spouse pursuant to a court order with respect to the dissolution of the marriage) and the transfer is not to a Permitted Transferee, that transferor Stockholder(s) the "Transferor Stockholder(s)" shall give written notice within 30 days after the involuntary transfer a "Transferor's Notice" to the "Voting Trust Company Inc", with a copy to the Transferee, stating the fact that the involuntary transfer occurred, the reason therefore, the date of the transfer, the name and address of the Transferee, the terms of the transfer and the number of Shares and any related Voting Trust certificate(s) acquired by the Transferee the "Offered Securities". An "involuntary transfer" includes a foreclosure upon or other seizure of Shares (Together with any related Voting Trust Exchange Certificate(s) by a creditor of a Stockholder(s), but does not include action under a pledge arrangement permitted under Section 2.6 of this Agreement.

     (b) For a period of 60 days after the date of receipt of the Transferor's Notice or, failing receipt of such notice, 60 days after the date the "Voting Trust Company Inc" sends written notice to the Transferee that the transfer is an "involuntary Transfer" subject to Re-Exchange under this Section 2.8, the "Voting Trust Company Inc" shall have the irrevocable and exclusive option to buy up to all of the Offered Securities at the price provided for in subsection
(d) of this Section 2.8; provided, however, that the "Voting Trust Company Inc" may not Exchange any of the Offered Securities unless either:(i) the "Voting Trust Company Inc" Exchanges all of the Offered Securities; or (ii) the Transferor Stockholder(s) consents to the Exchange of less than all of the Offered Securities. The "Voting Trust Company Inc"' option is exercisable by delivery of a written notice to the Transferor Stockholder(s) within 15 days after the date of the Transferor's Notice. The "Voting Trust Company Inc"' rights are assignable, in whole or in part, by action of the Board.

     (c) If the Transferor's Notice is properly given, and if the "Voting Trust Company Inc" does not exercise its option to Exchange the Offered Securities or does not Exchange all of the Offered Securities, then the involuntary transfer shall stand and the Offered Securities shall not be subject to any further right of Re-Exchange by the "Voting Trust Company Inc", provided that the Transferee executes a Confirming Document which is subsequently approved by the "Voting Trust Company Inc".

     (d) The Exchange price for the Offered Securities Exchanged under this
Section 2.8 shall be the appraised value of the Shares (with no separate value being attributable to any Voting Trust Exchange Certificates(s) relating to such Shares) as of the most recent appraisal obtained by the "Voting Trust Company Inc" if such appraisal is as of a date not more than eighteen months prior to the involuntary transfer, and if such an appraisal has not been obtained, the Exchange price for the Offered Securities shall be equal to the lower of the price which the involuntary Transferee offered to pay for the Offered Securities (such price represented either by consideration tendered or indebtedness repaid or cancelled) or the book value of the Shares (with no separate value being attributable to any Voting Trust Exchange Certificates(s) relating to such Shares and with book value never to be deemed less than the par value of the Shares, even if the "Voting Trust Company Inc" has a negative net worth) at the end of the preceding fiscal year of the "Voting Trust Company Inc", as determined by the Chief Financial Officer of the "Voting Trust Company Inc".

     2.9. Tag-Along Rights in Significant Transactions. For a Ten year period beginning on the (if and when) Termination Date as defined in Section 4.1, no Stockholder(s)may Transfer J Shares or any related Voting Trust Exchange Certificates(s) representing more than 10% of the then outstanding J Shares (such transferor Stockholder(s), the "Selling Stockholder(s)" to a third party other than a Permitted Transferee (a "Third Party"), unless the Selling Stockholder(s) shall give written notice to each other Stockholder(s) at least 20 days prior to such transaction and shall make all such arrangements as are necessary such that each other Stockholder(s) shall have the right to participate (a "Tag-Along Right") in such sale by selling the same percentage of such Stockholder(s)'s Shares to the Third Party as the percentage of the aggregate number of Shares then owned by the Selling Stockholder(s) to be sold by the Selling Stockholder(s) for the same consideration per Share (with no separate consideration or value being attributable to any related Voting Trust Exchange Certificate(s), and otherwise on the same terms as the Selling Stockholder(s) sells its Shares (with no separate consideration or value being attributable to any related Voting Trust Exchange Certificates(s)). Such arrangements shall include the time and place of closing, closing deliveries and similar matters.

                                  ARTICLE III
                    REGISTRATION; EXCHANGE; REPRESENTATION

     3.1. No Entitlements. Nothing in this Agreement (a) entitles any Stockholder(s) to obtain registration or qualification of any Shares (or any related Voting Trust Exchange Certificates(s)) under the Securities Act of 1933 (the "Securities Act") or any state securities laws; (b) provides any Stockholder(s) with any right to have such Stockholder(s)'s Shares (or any related Voting Trust Exchange Certificates(s)) or any portion thereof Exchanged or redeemed by the "Voting Trust Company Inc" or by any other party, it being understood that any estate tax policy of the "Voting Trust Company Inc", which may be in place from time to time, contemplating, among other things, Re-Exchange by the "Voting Trust Company Inc" of Shares from estates of deceased Stockholder(s) to provide funds for payment of estate or similar taxes, will be a policy and will not create a binding obligation on the part of the "Voting Trust Company Inc"; or (c) entitles any Stockholder(s) or family group to a position on, or a representative on, the "Voting Trust Company Inc"' Board of Directors, or to be represented as or by a Trustee(s).


                                  ARTICLE IV

                           MISCELLANEOUS PROVISIONS

     4.1. Term. The term of this Agreement shall commence at the moment the Exchange is consummated (the "Effective Date") and shall terminate upon the earlier of. (a) the execution and delivery of a written agreement to that effect by the holders of record of two thirds percent of the Shares then outstanding (who shall, for this purpose, be deemed to be the holders of record of Shares to the extent such Shares are not subject to the Voting Trust Agreement and shall be the holders of record of Voting Trust Exchange Certificate (s) relating to any Shares which are then subject to the Voting Trust Agreement) or (b) unless extended by agreement of the parties as Contemplated by Section 4.5 hereof, the January 3, 2001 anniversary of the Effective Date (the first occurrence of either (a) or (b) being the "Termination Date"), provided that in either case
Section 2.9 of this Agreement shall not terminate until the fifth anniversary of the Termination Date.

     4.2. Injunctive Relief. The parties acknowledge that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations imposed on them by this Agreement and that, in the event of any such failure, an aggrieved person will be irreparably damaged and will not have an adequate remedy at law. Any such person shall, therefore, be entitled to injunctive relief, including specific performance, to enforce those obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties shall raise the defense that there exists an adequate remedy at law.

     4.3. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective heirs, executors, administrators and permitted successors and assigns. This Agreement shall apply to, and all of the foregoing parties, heirs, executors, administrators and permitted successors and assigns shall be bound by this Agreement with respect to, any securities issued in respect of (or in Stockholder(s) for J Shares or any related Voting Trust Exchange Certificates(s) in connection with any transaction to the extent such securities are of the type that would be deposited with or retained by the Voting Trustee(s)(s) under
Article VIII or Article X of the Voting Trust Agreement as in effect on the date hereof (regardless of whether the Voting Trust Agreement is terminated or amended). Without limiting the foregoing, the parties intend for the obligations under this Agreement to survive the death of any party or other person, including any Stockholder(s), Trustee(s) or other person, and to be specifically enforceable against any deceased party's heirs, executors, administrators, representatives, successors or assigns to the fullest extent permitted by law (including, without limitation, California Probate Code Section ).

     4.4. Governing Law. Regardless of the place of execution of this Agreement, the domicile or residence of any Stockholder(s), the location of the principal executive office of the "Voting Trust Company Inc", or any other fact or circumstance, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to conflicts of laws principles).

EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE STATE OF DELAWARE AND THE FEDERAL COURTS LOCATED IN THE STATE OF DELAWARE IN ANY ACTION, SUIT OR PROCEEDING ARISING IN CONNECTION WITH THIS AGREEMENT, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURTS (AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS PARAGRAPH AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SUCH COURTS OR IN THE STATE OF DELAWARE OTHER THAN FOR SUCH PURPOSE. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY SUCH ACTION, SUIT OR PROCEEDING. Service of process on a Stockholder(s) or Stockholder(s) in any action arising out of or relating to this Agreement shall be effective if delivered to such Stockholder(s) or Stockholder(s) in accordance with Section 4.8. These provisions reflect the overall objective of this Agreement to provide for the long-term, stable and consistent ownership and governance of the "Voting Trust Company Inc".

     4.5. Amendment. This Agreement may be amended (including, without limitation, an amendment extending its term generally or the duration of any of its particular provisions) only by an instrument in writing reciting that it is an amendment to this Agreement, and signed by the "Voting Trust Company Inc" as approved by a majority of the Board at a meeting at which a quorum is present and by the holders of record of eighty percent of the outstanding "J Shares" at the time of the amendment (who shall, for this purpose, be deemed to be the holders of record of Shares to the extent the Voting Trust Agreement is no longer in effect and shall be the holders of record of Voting Trust Exchange Certificates(s) to the extent the Voting Trust Agreement is then in effect).

     4.6. Filing; Inspection. The "Voting Trust Company Inc" shall cause a copy of this Agreement to be filed with the Secretary of the "Voting Trust Company Inc" and kept with the records of the "Voting Trust Company Inc". So long as this Agreement is in effect, the "Voting Trust Company Inc" shall make this Agreement available for inspection by any Stockholder(s) at the principal offices of the "Voting Trust Company Inc".

     4.7. No Third Party Beneficiaries. This Agreement is for the benefit of its parties and their transferees who become bound by this Agreement, and is not intended for the benefit of any other person. This Agreement may be amended pursuant to Section 4.5 hereof in any manner without the consent of any other person who is not a party.

     4.8. Notices. All notices given pursuant to this Agreement shall be in writing and shall be deemed to have been duly given if sent by registered or certified mail, return receipt requested, by messenger, or by a nationally recognized overnight delivery "Voting Trust Company Inc", to the party or parties to be given such notice at the address set forth below. Notices to Stockholder(s) shall be sent to the respective addresses specified by such parties on the signature pages to this Agreement, or in such other manner, as such, holders may have communicated in writing to the "Voting Trust Company Inc". Notices to the "Voting Trust Company Inc" shall be addressed to:

                           Voting Trust Company, Inc.
                            6354 Corte Del Abeto Suite F
                            Carlsbad Ca 92009

Alternatively, to such other address as the "Voting Trust Company, Inc or "Voting Trust Company Inc"., may have communicated in writing to the parties to this Agreement.

     4.9. Entire Agreement. This Agreement contains all of the terms and conditions agreed upon by the parties relating to its subject matter, represents the final, complete and exclusive statement of the parties, and supersedes any and all prior agreements, negotiations, correspondence, understandings and communications of the parties, whether oral or written, including the sere J Stockholder(s)'Agreement by and among certain of its Stockholder(s) (which is hereby deemed amended by consent of the holders of "J Shares" as evidenced by the execution of this Agreement so as to terminate upon the effectiveness of this Agreement); provided that this Agreement does not supersede, and should be enforced in conjunction with, the Voting Trust Agreement and related Voting Trust Support Agreement, the Stock Stockholder(s) Agreements, and the Merger Agreement.

     4.10. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute the same agreement. Additionally, the execution of a Confirming Document (other than those Confirming Documents executed pursuant to Section 2.6 hereof which shall not be deemed to constitute execution of a counterpart to this Agreement until such time as the pledge becomes effective), when approved, shall constitute the execution of a counterpart to this Agreement, and the signatory thereof shall be benefited and obligated to the same extent as an original signatory hereto. Notwithstanding the foregoing, XXX or any other duly authorized officer of the "Voting Trust Company Inc" may execute this Agreement by providing an appropriate facsimile signature, and any counterpart or amendment hereto containing such facsimile signature shall for all purposes be deemed an original instrument duly executed by the "Voting Trust Company Inc". In the event that such a facsimile signature is used, other duly authorized officer shall execute, in original, a Certificate(s) attesting to the entry into this Agreement or any amendment hereto, which Certificate(s) shall list the names of all of the parties to this Agreement or amendment and shall be filed with the permanent records of the "Voting Trust Company Inc".

     4.11. Validity of Provisions; Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                           Voting Trust Company


                              By__/s/s__________
                                  Marvin Higbee
                                  Chairman of the Board & Chief Executive
                                   Officer




Trustee(s)


Marvin Higbee
/s/
Richard Higbee
/s/
Peter Powderham
/s/

-----------------------------------------------------------------------



SHARHOLDER(S)

J. Breakey
/s/
John Southerland
/s/
Marlon Johnson
 /s/

                              CONFIRMING DOCUMENT

The undersigned acknowledges and confirms that he, she or it agrees to be a party to and to be bound by, and hereby does become a party to and is bound by,
(I) the Stockholder(s) Agreement, dated as of Oct 20, 2000, among parties herein listed. (the "Voting Trust Company Inc") and Stockholder(s) of the "Voting Trust Company Inc" and (ii) the Voting Trust Agreement, dated as of October 20, 2000, among parties herein listed as voting trustee(s)(s), and Stockholder(s) of the "Voting Trust Company Inc", as each of those agreements may be amended from time to time.

The undersigned further acknowledges and confirms that any and all Convertible preferred Series "J Shares" which he, she or it may hold at this time shall be subject to all of the terms and conditions of the Stockholder(s) Agreement and the Voting Trust Agreement, including, without limitation, the transfer restrictions and legend requirements contained in the Stockholder(s)' Agreement and the Share deposit and voting limitations contained in the Voting Trust Agreement. This document is intended to be a "Confirming Document" within the meaning of Section 2.4 of the Stockholder(s) Agreement. Capitalized terms used without definition have the meanings given to them in the Stockholder(s) Agreement.

                         ___________s/s_______________________________________
    [signature of record holder]


Marvin Higbee, Richard Higbee, Peter Powderham, Marlen Johnson, &
-----------------------------------------------------------------
Jeffery Berkley, John Southerland
---------------------------------
  [print full name of record holder]
                              /s/_
              [date]
Marvin Higbee       Director, Officer--(Voting Trust Company Inc)
-----------------
         /s/

                         ACKNOWLEDGMENT BY THE
                     " Voting Trust Company, Inc."

     The " Voting Trust Company, Inc.," hereby acknowledges that this document satisfies all of the requirements for a "Confirming Document" under the Stockholder(s)' Agreement and approves of this "Confirming Document" pursuant to
Section 2.4 of the Stockholder(s)' Agreement.

                              Voting Trust Company Inc.


                   By:____s/s_________________________________
      Officer & Director
  __________Marvin Higbee__________
     [print name and title]


January 3, 2001
   [date]

                                                                     Exhibit 7.3

         Convertible Preferred Stock Series J , shareholders contributed 117 (220,000 votes per share or 25,809,520 votes) into The Voting Trust Company, Inc. (a newly formed Delaware corporation). Effective January 17,2001, The Voting Trust Company, Inc. Trustees controls 57% of the total outstanding voting shares. of Voyager Group Inc. Accordingly, the Trustees of the Voting Trust Company, Inc., control the election of the Board of Directors of the Company and thus the direction and future operations of the Company without supporting vote of any other of the company's common shareholders, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of different classes of securities.

Voyager Group Inc and the Voting Trust Company Inc., executive officers and directors are listed herein

Name              Age      Position                           Term of Office

Marvin Higbee     43       President, Chief Executive Officer September 16, 2000 to present
                           In addition, Chairman of the Board

Peter Powderham   44       Executive President of Business    September 16, 2000 to present
                           Development and Secretary

Richard Higbee    31       Executive President of Sales and   September 16, 2000 to present
                           Marketing and Treasurer

Meitzu Chen       38       Executive President of             October 4, 2000 to present
                           Product Development and Director

The term of office of each director and executive officer ends at, or immediately after, the next annual meeting of shareholders of the Company.

Marvin Higbee

         Became President, Chief Executive Officer and Chairman of the Board of Directors Of Voyager in September 16, 2000. He was a former executive officer with Forever Living Products with worldwide sales in excess of one Billion. He joined Natures Sunshine Products in 1995 as the Chief Executive in Venezuela wherein he increased product sales by 176%. In 1996, Mr. Higbee became the head of European Operations headquartered in England. In 1998, he became Chief Executive Officer of Life Force International where he grew annual sales from $3,000,000 to $30,000,000. Mr. Higbee holds a MSS in Economics from Brigham Young University, and a BA in History from Utah State.

Peter Powderham

         A Director since September 16, 2000 serving as Executive President of Business Development From January 1998 to August 2000 Mr. Powderham was an advisor to Excel International, New Vision International and several other companies concerning their European Integration. Further Mr. Powderham held the position of Managing Director for the UK and Ireland with the Europe group of Nu Skin International Inc from April 1995 to August 1997. Mr. Powderham has held similar positions as COO or Managing Director with many other privately held industry companies and he holds a Diploma in Company Direction with the Institute of Directors, London.

Richard Higbee

         Richard Higbee became Executive Vice President of Sales and Marketing for Voyager Group Inc. on 16 September 2000. He was Vice President of Training and Development for Life Force International, where he helped annual sales grow from $3 million to $30 million. Mr. Higbee worked as the Regional Sales Trainer for Nature's Sunshine Products where sales increased by $20MM in his region. He was also Regional Sales Manager for, Vinca Corporation. Mr. Higbee holds a bachelors degree in Psychology from Brigham Young University, Utah.


         Beneficial Ownership of  Voting Trust Certificates.

         This table lists beneficial ownership of the six voting trust certificates of the Voting Trust Company Inc. The voting trust certificates represent 57.% of the sole voting control and investment powers of Voyager Group Inc,
         The Six Voting Trust Certificates represents 117. Have 204 issued and outstanding Convertible Preferred Series J Share.

         Directors, Officers and Shareholder.

                  All Directors, Officers and Shareholder as a group.

Beneficial Owner as Defined by the Securities and Exchange Commission

This table contains information about the beneficial ownership of six voting trust certificates as of January 17, 2001, by: The United States Securities and Exchange Commission "SEC" defines a beneficial owner as, a person having "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which that person has no economic interest. Except as described in the footnotes to the table below, the individuals named in the tables have sole voting and investment power with respect to all voting trust certificates beneficially owned by them, subject to community property laws where applicable.


                                                [ INTENTALLY LEFT BALNK ]

              Material Relationships and Related Party Transactions

Beneficial Interest  Convertible Preferred Series J Stock
----------------------- ----------------------------------------------------------- ----------------------------------
    Title of Class                 Name and Address of Beneficial Owner              Amount and Nature of Beneficial
                                                                                                  Owner
----------------------- ----------------------------------------------------------- ----------------------------------
----------------------- ----------------------------------------------------------- ----------------------------------
Convertible  Preferred  Marvin and Charm nine Higbee & Children                                   40.80
Stock                   6354 Corte De Abeto, Suite F
     Series  J          Carlsbad, California 92009
----------------------- ----------------------------------------------------------- ----------------------------------
----------------------- ----------------------------------------------------------- ----------------------------------
Convertible  Preferred  Richard and Traci Higbee & Children                                       40.80
Stock                   6354 Corte Del Abeto, Suite F
                        Carlsbad, California 92009
      Series  J
----------------------- ----------------------------------------------------------- ----------------------------------
----------------------- ----------------------------------------------------------- ----------------------------------
Convertible  Preferred  Peter and Mary Powderham & Children                                       5.10
Stock                   6354 Corte Del Abeto, Suite F
       Series J         Carlsbad, California 92009

Convertible             John Southerland                                                          5.10
Preferred Stock         address as above

       Series  J
----------------------- ----------------------------------------------------------- ----------------------------------
----------------------- ----------------------------------------------------------- ----------------------------------
Convertible  Preferred  Jeffrey and Carla Berkley                                                 20.41
Stock                   6354 Corte Del Abeto, Suite F
                        Carlsbad, California 92009
----------------------- ----------------------------------------------------------- ----------------------------------
----------------------- ----------------------------------------------------------- ----------------------------------
Convertible  Preferred  Marlen and Margarette Johnson & Children & Erma Johnson                   5.10
Stock                   Box 8029
                        La Jolla, California 92038
----------------------- ----------------------------------------------------------- ----------------------------------
----------------------- ----------------------------------------------------------- ----------------------------------
Convertible Preferred   Trustees as a group (5 persons)
Stock                                                                                             117.
----------------------- ----------------------------------------------------------- ----------------------------------



                                         [ INTENTUALLY LEFT BLANK ]



Voting Trust Certificates Beneficiaries
-------------------- ----------------------------------------------- ----------------------- ------------------------
  Title of Class             In Trusts for the Benefit of:            Amount and Nature of     Percent of J Series
                                                                          Voting Trust            Voting Trust
                                                                          Certificates            Certificates
-------------------- ----------------------------------------------- ----------------------- ------------------------
-------------------- ----------------------------------------------- ----------------------- ------------------------
Voting Trust         Marvin and Charm nine Higbee & Children                   1                       16%
Certificates         6354 Corte Del Abeto, Suite F
                     Carlsbad, California 92009
-------------------- ----------------------------------------------- ----------------------- ------------------------
-------------------- ----------------------------------------------- ----------------------- ------------------------
Voting Trust         Richard and Traci Higbee & Children                       1                       16%
Certificates         6354 Corte Del Abeto, Suite F
                     Carlsbad, California 92009
-------------------- ----------------------------------------------- ----------------------- ------------------------
-------------------- ----------------------------------------------- ----------------------- ------------------------
Voting Trust         Peter and Mary Powderham & Children                       1                       16%
Certificates         6354 Corte Del Abeto, Suite F
                     Carlsbad, California 92009
-------------------- ----------------------------------------------- ----------------------- ------------------------
-------------------- ----------------------------------------------- ----------------------- ------------------------
Voting Trust         Jeffrey and Carla Berkley                                 1                       16%
Certificates         6354 Corte Del Abeto, Suite F
                     Carlsbad, California 92009                                1                       16%
-------------------- ----------------------------------------------- ----------------------- ------------------------
-------------------- ----------------------------------------------- ----------------------- ------------------------
Voting Trust         Marlen and Margarette Johnson & Children &                1                       16%
Certificates         Erma Johnson
                     Box 8029
                     La Jolla, California 92038

Voting Trust         John Southerland
Certificates         6354 Corte Del Abeto Suite F
                     Carlsbad, Ca 92009                                        1                       16%
-------------------- ----------------------------------------------- ----------------------- ------------------------
-------------------------------------------------------------------- ----------------------- ------------------------

Totals                                                                         6                      100%
-------------------------------------------------------------------- ----------------------- ------------------------



                           [ INTERNALLY LEFT BLANK ]




Series J Preferred Stock held by Voting Trust Company Trustee(s)
-------------------------- --------------- ----------------- ---------------------------------------------------------
                              Series J      Voting Rights            Held in Living Trust for the Benefit of:
                             Preferred       of Series J
                           Stock Held by
                              Trustees
-------------------------- --------------- ----------------- ---------------------------------------------------------
-------------------------- --------------- ----------------- ---------------------------------------------------------
Marvin Higbee                    35           7,700,000                    Marvin and Charm nine Higbee
-------------------------- --------------- ----------------- ---------------------------------------------------------
-------------------------- --------------- ----------------- ---------------------------------------------------------
Marvin Higbee                   5.8           1,276,000               Marvin and Charm nine Hinge's Children
-------------------------- --------------- ----------------- ---------------------------------------------------------
-------------------------- --------------- ----------------- ---------------------------------------------------------
Richard Higbee                   35           7,700,000                      Richard and Traci Higbee
-------------------------- --------------- ----------------- ---------------------------------------------------------
-------------------------- --------------- ----------------- ---------------------------------------------------------
Richard Higbee                  5.8           1,276,000                 Richard and Traci Hinge's Children
-------------------------- --------------- ----------------- ---------------------------------------------------------
-------------------------- --------------- ----------------- ---------------------------------------------------------
Peter Powderham                 5.10          1,122,000                Peter and Mary Powderham's Children
-------------------------- --------------- ----------------- ---------------------------------------------------------
-------------------------- --------------- ----------------- ---------------------------------------------------------
Jeffery Breakey                20.41          4,490,200                     Jeffery and Carla Berkley
-------------------------- --------------- ----------------- ---------------------------------------------------------
-------------------------- --------------- ----------------- ---------------------------------------------------------
Marlen Johnson                  2.27           499,400               Marlen and Margarette Johnson's Children
-------------------------- --------------- ----------------- ---------------------------------------------------------
-------------------------- --------------- ----------------- ---------------------------------------------------------
Marlen Johnson                  2.82           620,400                             Erma Johnson

John Southerland                1.0            220,000                           Sean Southerland
                                4.10           880,000                           John Southerland

-------------------------- --------------- ----------------- ---------------------------------------------------------
-------------------------- --------------- ----------------- ---------------------------------------------------------
Trustees                       112.21         24,686,200
-------------------------- --------------- ----------------- ---------------------------------------------------------




                            [ INTELTALLY LEFT BLANK ]





Excluded from the Voting Trust Company  Convertible  Preferred Series J Stock
-------------------------- -------------- ------------------ --------------------------------------------------------
                           Excluded        Excluded Voting     Excluded: Held in Living Trust for the Benefit of:
                           Series J       Rights of Series
                           Preferred              J
                           Stock
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
Marvin Higbee              2.44                536,800                          Higbee's children
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
Marvin Higbee              2.89                535,800                              J. Higbee
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
Marvin Higbee              2.89                535,800                           Robert C. Vance
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
Richard Higbee             2.44                536,800                  Richard and Traci Higbee Children
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
Richard Higbee             2.89                535,800                       Mrs. Traci Higbee's mom
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
Richard Higbee             2.89                535,800                            Hansen Trust
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
Jeffery Breakey            2.69                591,800                           Jeffery Breaky
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
Marlen Johnson             2.27                499,400                        Johnson Grandchildren
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
Marlen Johnson             2.83                622,600                             E. Johnson
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
Marlen Johnson             4.54                998,800                         Margarette Johnson
-------------------------- -------------- ------------------ --------------------------------------------------------
-------------------------- -------------- ------------------ --------------------------------------------------------
John Southerland           14                 1,122,000                 John Southerland's Living Trusts

-------------------------- -------------- ------------------ --------------------------------------------------------




                           [ internally left blank ]




Composite Percent Ownership of Total Outstanding Convertible Preferred Series J Stock
------------------------------------ ------------------ ------------------- ------------------ -----------------------
                                     Total of J         Total of J Series   Total of J         Sole voting and
                                     Series Preferred   Preferred with      Series Preferred   investment powers
                                     with Voting        Voting Rights       with Voting        with respect to
                                     Rights within      outside the trust   Rights             Living Trusts Voting
                                     the trust                              outstanding        Percent
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Trustees Total Control: Marvin
Higbee,                                   112.21                                                        55%
Richard Higbee and
Peter Powderham
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Marvin and Charm nine Higbee                35                                                         17.1%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Marvin and Charm nine Higbee's              5.8                                                         2.8%
Children
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Richard and Traci Higbee                    35                                                         17.1%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Richard and Traci Higbee's Children         5.8                                                         2.8%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Peter and Mary Powderham's Children        5.10                                                         2.5%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Jeffery and Carla Berkley                  20.41                                                       10.0%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Marlen and Margarette Johnson's            2.27                                                         1.1%
Children
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Erma Johnson                               2.82                                                         1.3%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Higbee's children                                              3.63                                     1.7%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
J. Higbee                                                      2.89                                     1.4%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Robert C. Vance                                                2.89                                     1.4%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Richard and Traci Higbee Children                              3.63                                     1.7%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Mrs. Traci Higbee's mom                                        2.89                                     1.4%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Hansen Trust                                                   2.89                                     1.4%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Jeffery Berkley                                                2.69                                     1.3%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Johnson Grandchildren                                          2.27                                     1.1%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
E. Johnson                                                     2.83                                     1.3%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Margarette Johnson                                             4.54                                     2.2%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
John Southerland's son                                         4.54                                     2.2%
------------------------------------ ------------------ ------------------- ------------------ -----------------------
------------------------------------ ------------------ ------------------- ------------------ -----------------------
Total Shares Outstanding                                                          56.10                27.5%
------------------------------------ ------------------ ------------------- ------------------ -----------------------



         Beneficial ownership in Voting Trust Certificates:

         (1) Mr. Marvin Higbee -Includes:

                  (7,700,000)--common voting rights held in a living trust for the benefit of the Marvin Higbee. Mr. Marvin Higbee Jr. has sole voting and investing powers with respect to living trust. (1,276,000) - Common voting rights held in trust for the benefit of Mr. & Mrs. Higbee children. Mr. & Mrs. Higbee has sole voting and investment power with respect to this trust.

         (2) Mr. Richard Higbee--Includes:

                  (7,700,000) Common voting rights held in a living trust for the benefit of Mr. & Mrs. Richard Higbee. Mr. & Mrs. Higbee has sole voting powers and investment powers with respect to trust. (1,276,000)-- Common voting rights held by the Higbee Children's Trust(s) for their benefit. Mr.& Mrs. Richard and Traci Higbee have sole voting and investing powers with respect to Children's Trust(s).

         (3) Mr. Peter Powderham--Includes:

                  (1,122,000)--common voting rights is for the benefit of Mr. & Mrs. Powderham children held in a Living Trust. Mr. & Mrs. Peter Powderham has sole voting powers and investment powers with respect to their children's trust.

         (4) Mr. & Mrs. Jeffery Berkley - Includes:

                  (4,490,200) - Common voting rights held by a trust for the benefit of Mr. & Mrs. Berkley. Mr. & Mrs. Berkley has sole voting and investment powers with respect to this trust.

         (5) Mr. Marlen Johnson--Includes:

                  (499,400) Common voting rights held in a trust for the benefit of his children. Mr. Johnson is sole trustee having sole voting and investment powers with respect to this trust. (622,600) - Common voting rights held in a Living Trust for the sole benefit of E. Johnson. Mr. Johnson has sole voting and investment powers with respect to this Living Trust.

         (6) Mr. John  Southerland--Includes

                  (1,122,000 )Common voting rights held in a living trust for the sole benefit of Sean Southerland. Mr. John Southerland has sole voting and investment powers.


         Beneficial Ownership of Convertible Preferred Series J Stock
                  Excluded from Voting Trust

         Directors and Officers

         (1) Mr.& Mrs. Marvin Higbee

                  Excludes (536,800)-- common voting rights held for the benefit of Higbee Children Living Trust(s). Mr. & Mrs. Marvin Higbee shall have sole voting and investing powers with respect to Children's Living Trust(s). Excludes (535,800) --common voting rights held for the benefit of J Marvin Higbee living Trust.
                  Excludes (535,800) -- common voting rights held for the benefit of Robert C Vance living Trust. Mr. Marvin Higbee Jr. the father of Marvin Higbee has sole voting and investment power with respect to the J Marvin Higbee Living Trust. Mrs. Marvin Higbee has sole voting power and investment powers with respect to the Robert C. Vance Living Trust.

         (2) Mr.& Mrs. Richard Higbee:

                  Excludes (536,800)--common voting rights held for the benefit of Richard & Traci Children Living Trusts. Mr. & Mrs. Richard Higbee has sole voting and investment powers with respect to Children Living Trusts. Excludes (635,800)--common voting rights held for the benefit of Mrs. Traci Higbee moms Living Trust. Mr. Richard Higbee has sole voting and investment powers with respect to Living trust. Excludes (635,800) --- common voting rights held for the benefit of the Hansen Living Trust. Mrs. Traci Higbee has sole voting and investment powers with respect to the Hansen Living Trust.

         (3) Mr.& Mrs. Jeffrey Berkley:

                  Excludes (591,800)---common voting rights held by a trust for the benefit of Mr. & Mrs. Berkley children(s) Trust(s). Mr. & Mrs. Jeffery Berkley: Have sole voting and investment powers with respect to Breaker children(s) Living Trust.

         (4) Mr. Marlen Johnson:

                  Excludes: (499,400)---common voting rights held in a living trust for the benefit of Johnson Grandchildren's Living Trust. Mr. Marlen Johnson has sole voting and investment powers with respect to Johnson Grandchildren Living Trust. Excludes:
                  (622,600) ---Common voting rights held in living trust for the benefit of E. Johnson. Mr. Marlen Johnson has sole voting and investment powers with respect to E. Johnson Living Trust.
                  Excludes: (998,800)--Common voting rights held in Living trust for the sole benefit of Margarette Johnson. Mr. Marlen Johnson has sole voting and investment powers of the Margarette Johnson Trust with respect to this trust.

        (5) Mr. John Southerland

                  Excludes (998,800) common voting rights held in a living trust for the benefit of his son. Mr. John Southerland is the trustee having sole voting and investment powers with respect to this trust.

         Brief  summary of the Agreements and Voting Trust Company.

         Voting Trust Certificates

         Certificates not publicly held or traded are subject to the stockholders' agreement, which has perpetual life. This agreement limits the transfer of voting trust certificates to other certificate holders, family members, specified charities and foundations.

         This shareholders agreement does not provide for registration rights or other contractual devices for forcing a public sale of the voting trust certificates or other access to liquidity. The expiration of the stockholders' agreement occurs ninety business days after the Voting Trust Agreement expires. A ninety days expiration of Shareholders agreement is in order to permit an orderly transition from effective control by the voting trust trustees to direct control by the owners of the Convertible Preferred Series J Stock.

* Controlling Stockholders: of Voyager

         On January 17, 2001, three officers of Voyager and two shareholders exchanged one hundred and twelve point ten shares (117 ) for six ( 6 ) voting trust certificates The Voting Trust Company, Trustees have the voting rights of fifty five percent of the total outstanding common stock of Voyager.

         Accordingly, the Trustee(s), may control the election of the Board of Directors of the Company and thus the direction and future operations of the
Company  without   supporting  vote  of  any  other  of  the  company's   common
shareholders, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of different classes of securities.

         Certain Relationships and Related Transactions.

         There are no agreements or understandings between the Company and any of the Board of Directors families members pursuant to which anything more than the ordinary compensation otherwise payable under the associate compensation plan is paid to these associates or pursuant to which any other treatment is offered them. The Board of Directors does not receive any position of the associate incentives paid to these family members or their affiliates and has no beneficial ownership interest in any of their business'.